United States Securities and Exchange Commission

Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the half-year ended September 30, 2019

Commission File Number 000-27663

SIFY TECHNOLOGIES LIMITED

(Translation of registrant’s name into English)

Tidel Park, Second Floor

No. 4, Rajiv Gandhi Salai, Taramani

Chennai 600 113, India

(91) 44-2254-0770

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20F ☑  Form 40 F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1). Yes ☐ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7). Yes ☐ No ☑

Table of Contents

SIFY TECHNOLOGIES LIMITED

FORM 6-K

For the half-year ended September 30, 2019

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Currency of Presentation and Certain Defined Terms

Unless the context otherwise requires, references in this report to “we,” “us,” the “Company,” “Sify” or “Satyam Infoway” are to Sify Technologies Limited, a limited liability Company organized under the laws of the Republic of India. References to “U.S.” or the “United States” are to the United States of America, its territories and its possessions. References to “India” are to the Republic of India. In January 2003, we changed the name of our Company from Satyam Infoway Limited to Sify Limited. In October 2007, we again changed our name from Sify Limited to Sify Technologies Limited. “Sify”, “SifyMax.in,”, “Sify e-ports” and “Sify online” are trademarks used by us for which we have already obtained registration certificates in India. All other trademarks or trade names used in this report are the property of their respective owners. In this Report, references to “$,” “Dollars” or “U.S. dollars” are to the legal currency of the United States, and references to “Rs,”, “₹.”, “rupees” or “Indian rupees” are to the legal currency of India . References to a particular “fiscal” year are to our fiscal year ended March 31 of such year.

For your convenience, this Report contains translations of some Indian rupee amounts into U.S. dollars which should not be construed as a representation that those Indian rupee or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Indian rupees, as the case may be, at any particular rate, the rate stated below, or at all. Except as otherwise stated in this Report, all translations from Indian rupees to U.S. dollars contained in this Report have been based on the reference rate in the City of Mumbai on September 30, 2019 for cable transfers in Indian rupees as published by the Reserve Bank of India (RBI), which was ₹70.69 per $1.00.

Our financial statements are presented in Indian rupees and prepared in accordance with English version of International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS. In this Report, any discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Information contained in our websites, including our corporate website, www.sifytechnologies.com, is not part of our Annual Report for the year ended March 31, 2019 or this Report.

Forward-looking Statements

In addition to historical information, this Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Act of 1934, as amended. The forward-looking statements contained herein are subject to risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. For a discussion of some of the risks and important factors that could affect the Company’s future results and financial condition, please see the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and our Annual Report on Form 20-F for the fiscal year ended March 31, 2019, filed with the Securities and Exchange Commission (the “SEC”) on June 20, 2019.

The forward-looking statements contained herein are identified by the use of terms and phrases such as “anticipate”, believe”, “could”, “estimate”, “expect”, “intend”, “may”, “plan”, “objectives”, “outlook”, “probably”, “project”, “will”, “seek”, “target” and similar terms and phrases. Such forward-looking statements include, but are not limited to, statements concerning:

•	our expectations as to future revenue, margins, expenses and capital requirements;

•	our exposure to market risks, including the effect of foreign currency exchange rates and interest rates on our financial results;

•	the effect of the international economic slowdown on our business;

•	our ability to generate and manage growth and to manage our international operations;

•	projections that our cash and cash equivalents, along with cash generated from operations will be sufficient to meet certain of our obligations; and

•	the effect of future tax laws on our business.

You are cautioned not to place undue reliance on these forward-looking statements, which reflect management’s analysis only as of the date of this Report. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In addition, you should carefully review the other information in this Report, our other periodic reports and other documents filed with the SEC from time to time. Our filings with the SEC are available on its website at www.sec.gov.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2019
		September 30, 2019 ₹	March 31, 2019* ₹	Convenience translation into US$ (In thousands)

ASSETS
Property, plant and equipment	4	10,025,020	8,636,012	141,827
Right of Use Assets	7A	3,847,421	-	54,432
Intangible assets	5	679,092	576,519	9,607
Lease prepayments	7	-	1,322,748	-
Other assets		1,104,542	1,831,937	15,626
Deferred contract costs		37,402	30,626	529
Other investments		200,628	194,639	2,838
Deferred tax assets		253,529	236,046	3,587
Total non-current assets		16,147,634	12,828,527	228,446

Inventories		1,283,843	1,715,314	18,163
Trade and other receivables, net	8A	12,697,392	12,627,440	179,633
Contract assets	8B	38,932	33,634	551
Deferred contract costs		74,010	82,405	1,047
Prepayments for current assets		468,046	400,883	6,622
Restricted cash	6	340,213	313,057	4,813
Cash and cash equivalents	6	1,034,433	1,934,918	14,634
Total current assets		15,936,869	17,107,651	225,463
Total assets		32,084,503	29,936,178	453,909

EQUITY AND LIABILITIES
Equity
Share capital		1,804,547	1,804,258	25,529
Share premium		19,354,446	19,352,084	273,813
Share based payment reserve		320,428	306,080	4,533
Other components of equity		50,470	54,613	714
Accumulated deficit		(10,554,640)	(10,738,207)	(149,319)
Equity attributable to equity holders of the Company		10,975,251	10,778,828	155,270

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Financial Position

(In thousands of Rupees, except share data and as otherwise stated)

	Note	As at		As at September 30, 2019
		September 30, 2019 ₹	March 31, 2019* ₹	Convenience translation into US$ (In thousands)

Liabilities
Finance lease obligations, other than current instalments		-	27,027	-
Borrowings		3,522,350	3,328,544	49,832
Lease liabilities	7B	1,364,966	-	19,311
Employee benefits	9	202,621	170,811	2,867
Contract liabilities	8B	831,111	1,022,385	11,758
Other liabilities		32,453	172,423	458
Total non-current liabilities		5,953,501	4,721,190	84,226

Finance lease obligations current instalments		-	69,852	-
Borrowings		3,903,941	3,329,767	55,230
Lease liabilities	7B	317,133	-	4,487
Bank overdraft	6	986,039	1,553,203	13,950
Trade and other payables		8,099,687	8,149,536	114,588
Contract liabilities	8B	1,848,951	1,333,802	26,158
Total current liabilities		15,155,751	14,436,160	214,413

Total liabilities		21,109,252	19,157,350	298,639

Total equity and liabilities		32,084,503	29,936,178	453,909

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

*Derived from the audited consolidated financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Income

(In thousands of Rupees, except share data and as otherwise stated)

	Note	Quarter ended September 30,		Quarter ended September 30, 2019	Half year ended September 30,		Half year ended September 30, 2019
		2019 ₹	2018 ₹	Convenience translation into US$ (In thousands)	2019 ₹	2018 ₹	Convenience translation into US$ (In thousands)
Revenue	10	5,807,074	5,509,350	82,154	11,324,772	10,192,148	160,215
Cost of goods sold and services rendered	11	(3,576,679)	(3,464,544)	(50,600)	(7,171,294)	(6,281,670)	(101,454)
Other income		15,397	66,514	218	43,644	100,237	617
Selling, general and administrative expense		(1,177,701)	(1,299,372)	(16,661)	(2,238,994)	(2,477,254)	(31,676)
Depreciation and amortization	4&5	(527,430)	(383,679)	(7,462)	(1,033,636)	(770,588)	(14,623)
Profit from operating activities		540,661	428,269	7,649	924,492	762,873	13,079
Finance income	13	11,799	9,106	167	168,437	22,947	2,383
Finance expenses	13	(272,601)	(184,725)	(3,857)	(492,676)	(332,111)	(6,970)
Net finance expense		(260,802)	(175,619)	(3,690)	(324,239)	(309,164)	(4,587)

Profit before tax		279,859	252,650	3,959	600,253	453,709	8,492
Income tax (expense)/ benefit		(88,888)	4	(1,258)	(193,085)	4	(2,732)
Profit for the period		190,971	252,654	2,701	407,168	453,713	5,760
Basic earnings per share	14	1.07	1.68	0.02	2.27	3.01	0.03
Diluted earnings per share	14	1.06	1.66	0.02	2.25	2.97	0.03

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Comprehensive Income

(In thousands of Rupees, except share data and as otherwise stated)

		Quarter ended September 30		Quarter ended September 30, 2019	Half year ended September 30		Half year ended September 30, 2019
	Note	2019 ₹	2018 ₹	Convenience Translation into US$ (In thousands)	2019 ₹	2018 ₹	Convenience translation into US$ (In thousands)

Profit for the period		190,971	252,654	2701	407,168	453,713	5,760

Other comprehensive income/(loss)
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	9	(8,659)	3,140	(123)	(10,011)	10,208	(142)
Items that will be reclassified to profit or loss
Foreign currency translation differences of foreign operations		7,189	18,302	102	5,868	34,484	83
Other comprehensive income/(loss) for the period		(1,470)	21,442	(21)	(4,143)	44,692	(59)

Total comprehensive income for the period		189,501	274,096	2,680	403,025	498,405	5,701

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Changes in Equity

(In thousands of Rupees, except share data and as otherwise stated)

For the half year ended September 30, 2019

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained Earnings/ (accumulated deficit)	Total	Non- controlling interest	Total Equity
Balance at April 1, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

Total comprehensive income/ (loss) for the period	-	-	-	(4,143)	407,168	403,025	-	403,025

Transactions with owners, recorded directly in equity

Shares issued on exercise of ESOP	289	1,888	-	-	-	2,177	-	2,177

Dividends paid (including corporate dividend tax) (₹ 1.2 per share)	-	-	-	-	(223,601)	(223,601)	-	(223,601)
Transferred from share based payment reserve	-	474	(474)	-	-	-	-	-
Share-based payment transactions	-		14,822	-	-	14,822		14,822

Balance as at September 30, 2019	1,804,547	19,354,446	320,428	50,470	(10,554,640)	10,975,251	-	10,975,251

For year ended March 31, 2019

Particulars	Share capital	Share premium	Share based payment reserve	Other components of equity	Retained earnings / (accumulated deficit)	Total	Non- controlling interest	Total equity
Balance at April 1, 2018	1,518,413	18,694,030	309,695	33,635	(11,550,820)	9,004,953	-	9,004,953

Change in accounting policy on adoption of IFRS 15	-	-	-	-	(38,215)	(38,215)		(38,215)
Total comprehensive income for the year	-	-	-	20,978	1,068,703	1,089,681	-	1,089,681

Transactions with owners, recorded directly in equity
Call money received	281,250	618,750	-	-	-	900,000	-	900,000
Shares issued on exercise of ESOP	4,595	30,854	-	-	-	35,449	-	35,449
Dividends paid (incl dividend distribution tax)	-	-	-	-	(217,875)	(217,875)	-	(217,875)
Transferred from share based payment reserve	-	8,450	(8,450)	-	-	-	-	-
Share-based payment transactions	-	-	4,835	-	-	4,835	-	4,835

Balance at March 31, 2019	1,804,258	19,352,084	306,080	54,613	(10,738,207)	10,778,828	-	10,778,828

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements.

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2019
	2019 ₹	2018 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) operating activities
Profit for the period	407,168	453,713	5760
Adjustments for:
Depreciation and amortization	1,033,636	770,588	14,623
Gain on sale of property, plant and equipment	(4,632)	(2,070)	(66)
Provision for doubtful receivables and advances	175,000	280,000	2,476
Stock compensation expense	14,822	2,283	210
Net finance expense / (income)	324,239	309,164	4,587
Unrealized (gain)/ loss on account of exchange differences	(5,529)	86,600	(78)
Amortisation of leasehold prepayments	-	11,062	-
Income tax expense	193,085	(4)	2,732
	21,37,789	1,911,336	30,244

Change in trade and other receivables	(10,34,352)	(1,539,448)	(14,633)
Change in inventories	431,471	(959,537)	6,104
Change in contract assets	(5,298)	(174,818)	(75)
Change in contract costs	1,619	(14,593)	23
Change in contract liabilities	367,623	507,212	5,201
Change in other assets	(413,172)	(267,478)	(5,845)
Change in trade and other payables	(131,092)	1,461,495	(1,855)
Change in employee benefits	21,800	13,734	308
Cash from operating activities	1,376,388	937,903	19,472
Income taxes (paid)/refund received	618,883	(374,646)	8,756
Net cash from operating activities	1,995,271	563,257	28,228

Cash flows from / (used in) investing activities
Acquisition of property, plant and equipment	(2,178,735)	(1,482,133)	(30,823)
Expenditure on intangible assets	(211,210)	(116,959)	(2,988)
Proceeds from sale of property, plant and equipment	4,131	2,370	58
Finance income received	155,854	16,149	2,205
Net cash used in investing activities	(2,229,960)	(1,580,573)	(31,548)

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Sify Technologies Limited

Unaudited Condensed Consolidated Interim Statement of Cash Flows

(In thousands of Rupees, except share data and as otherwise stated)

	Half year ended September 30		September 30, 2019
	2019 ₹	2018 ₹	Convenience translation into US$ (In thousands)
Cash flows from / (used in) financing activities
Proceeds from issue of shares (including share premium)	2,183	19,189	31
Proceeds from / (repayment of) borrowings, net	769,829	549,340	10,891
Finance expenses paid	(421,712)	(329,644)	(5,966)
Repayment of lease liabilities	(198,067)	-	(2,802)
Repayment of finance lease liabilities	-	(43,413)	-
Payment of dividends (including corporate dividend tax)	(223,607)	(217,875)	(3,163)
Net cash used in financing activities	(71,374)	(22,403)	(1,009)

Net Increase in cash and cash equivalents	(306,063)	(1,039,719)	(4,329)
Cash and cash equivalents at April 1	694,771	166,584	9,829
Effect of exchange fluctuations on cash held	(101)	7,700	(1)
Cash and cash equivalents at period end	388,607	(865,435)	5,499
Supplementary information
Additions to property plant and equipment represented by finance lease obligations	-	-

The accompanying notes form an integral part of these unaudited condensed consolidated interim financial statements

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SIFY TECHNOLOGIES LIMITED

UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

(In thousands of Rupees, except share, per share data and as stated otherwise)

1.	Reporting entity

Sify Technologies Limited, (“Sify” or the “Company”) formerly known as Sify Limited, is a leading ICT solutions and services provider headquartered in Chennai, India. These Unaudited Condensed Consolidated Interim Financial Statements as at and for the quarter and half year ended September 30, 2019 comprise the Company and its subsidiaries (Sify Technologies (Singapore) Pte Limited, Sify Technologies North America Corporation, Sify Data and Managed Services Limited and Sify Infinit Spaces Limited (together referred to as the “Group” and individually as “Group entities”). The Group offers converged ICT solutions comprising telecom-centric services, Data Center-centric IT services which includes Data Center services, cloud and managed services, applications integration services and technology integration services. Sify is listed on the NASDAQ Capital Market in the United States.

2.	Basis of preparation

a.	Statement of compliance

The Unaudited Condensed Consolidated Interim Financial Statements of the Group have been prepared in accordance with International Financial Reporting Standard (IFRS), IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the consolidated financial statements of the Group as at and for the year ended March 31, 2019.

These Unaudited Condensed Consolidated Interim Financial Statements have been approved for issue by the Board of Directors on October 18, 2019.

b.	Functional and presentation currency

Items included in the financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). Indian rupee is the functional currency of Sify and its Indian Subsidiary. US dollar is the functional currency of Sify’s foreign subsidiaries located in the US and Singapore.

The Unaudited Condensed Consolidated Interim Financial Statements are presented in Indian Rupees which is the Group’s presentation currency. All financial information presented in Indian Rupees has been rounded up to the nearest thousand except where otherwise indicated.

Convenience translation: Solely for the convenience of the reader, the financial statements as of and for the quarter and half year ended September 30, 2019 have been translated into United States dollars (neither the presentation currency nor the functional currency of the Group) based on the reference rate in the City of Mumbai on September 30, 2019, for wire transfers in Indian rupees as published by the Reserve Bank of India which was ₹ 70.69 per $1.00. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollar at such a rate or at any other rate on September 30, 2019 or at any other date.

c.	Use of estimates

The preparation of these Unaudited Condensed Consolidated Interim Financial Statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses during the period. Accounting estimates could change from period to period. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period of change and future periods, if the change affects both and, if material, their effects are disclosed in the notes to the financial statements.

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3.	Significant accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its consolidated financial statements as at and for the year ended March 31, 2019 except for the below change in accounting policy on adoption of IFRS 16 Leases.

Changes in accounting policies

The Group as a lessee

The Group’s lease asset classes primarily consist of leases for land and buildings. The group assesses whether a contract contains a lease, at inception of a contract. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the group assesses whether: (1) the contract involves the use of an identified asset (2) the group has substantially all of the economic benefits from use of the asset through the period of the lease and (3) the group has the right to direct the use of the asset.

At the date of commencement of the lease, the Group recognizes a right-of-use asset (“ROU”) and a corresponding lease liability for all lease arrangements in which it is a lessee, except for leases with a term of twelve months or less (short-term leases) and low value leases. For these short-term and low value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

Certain lease arrangements includes the options to extend or terminate the lease before the end of the lease term. ROU assets and lease liabilities includes these options when it is reasonably certain that they will be exercised.

The right-of-use assets are initially recognized at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or prior to the commencement date of the lease plus any initial direct costs less any lease incentives. They are subsequently measured at cost less accumulated depreciation and impairment losses.

Right-of-use assets are depreciated from the commencement date on a straight-line basis over the shorter of the lease term and useful life of the underlying asset. Right of use assets are evaluated for recoverability whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash flows that are largely independent of those from other assets.

The lease liability is initially measured at amortized cost at the present value of the future lease payments. The lease payments are discounted using the interest rate implicit in the lease or, if not readily determinable, using the incremental borrowing rates in the country of domicile of the leases. Lease liabilities are remeasured with a corresponding adjustment to the related right of use asset if the group changes its assessment if whether it will exercise an extension or a termination option.

Lease liability and ROU asset have been separately presented in the Balance Sheet and lease payments have been classified as financing cash flows.

The Group as a lessor

Leases for which the group is a lessor is classified as a finance or operating lease. Whenever the terms of the lease transfer substantially all the risks and rewards of ownership to the lessee, the contract is classified as a finance lease. All other leases are classified as operating leases.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. The sublease is classified as a finance or operating lease by reference to the right-of-use asset arising from the head lease.

For operating leases, rental income is recognized on a straight line basis over the term of the relevant lease.

Transition

Effective April 1, 2019, the Group adopted IFRS 16 “Leases” and applied the standard to all lease contracts existing on April 1, 2019 using the modified retrospective method. Consequently, the group recorded the lease liability at the present value of the lease payments discounted at the incremental borrowing rate and the right of use asset at an amount equal to the lease liability adjusted by the amount of any prepaid or accrued lease payments relating to that lease recognised in the balance sheet immediately before the date of Initial application. Comparatives as at and for the year ended March 31, 2019 have not been retrospectively adjusted and therefore will continue to be reported under the accounting policies included as part of our Annual Report for year ended March 31, 2019

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On transition, the adoption of the new standard resulted in recognition of “Right of Use” asset of ₹4,113,541, and a lease liability of ₹1,801,068. The effect of this adoption is insignificant on the operating profit, net profit for the period and earnings per share. IFRS 16 will result in an increase in cash inflows from operating activities and an increase in cash outflows from financing activities on account of lease payments.

The following is the summary of practical expedients elected on initial application:

1.	Applied a single discount rate to a portfolio of leases of similar assets in similar economic environment with a similar end date

2.	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than 12 months of lease term on the date of initial application

3.	Excluded the initial direct costs from the measurement of the right-of-use asset at the date of initial application.

4.	Applied the practical expedient to grandfather the assessment of which transactions are leases. Accordingly, IFRS 16 is applied only to contracts that were previously identified as leases under IAS 17.

Basis of consolidation

The financial statements of the Group companies are consolidated on a line-by-line basis. Intra-Group balances and transactions, and any unrealized income and expenses arising from intra-Group transactions, are eliminated. These financial statements are prepared by applying uniform accounting policies in use at the Group.

Subsidiaries are consolidated from the date control commences until the date control ceases. Control exists when the parent has power over the entity, is exposed, or has rights to variable returns from its involvement with the entity and has the ability to affect those returns by using its power over the entity. Power is demonstrated through existing rights that give the ability to direct relevant activities, those which significantly affect the entity's returns.

a.	Recent accounting pronouncements

(i) Standards and interpretations issued but not yet effective

Amendment in IFRS 3 - Business Combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” aimed at providing guidance to an entity that determines whether it has acquired a business or a group of assets.” The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

o	Narrowed the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
o	Added guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
o	Removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;
o	Added an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

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4.	Property, plant and equipment

The following table presents the changes in property, plant and equipment during the half year ended September 30, 2019

(Rupees in Thousands)

	Cost					Accumulated depreciation
Particulars	As at April 1, 2019	Adjustment on adoption of Ind AS 116	Additions	Disposals	As at Sep 30, 2019	As at April 1, 2019	Adjustment on adoption of Ind AS 116	Depreciation for the year	Deletions	As at Sep 30, 2019	Carrying amount as at Sep 30, 2019
Building	2,437,687	291,146	58,874	-	2,205,415	723,160	128,759	40,413	-	634,814	1,570,601
Plant and machinery	13,944,419	2,538,826	814,787	50,596	12,169,784	9,817,005	2,244,694	446,132	50,596	7,967,847	4,201,937
Computer equipments	1,517,322		37,486	2,646	1,552,162	1,185,171		89,607	2,646	1,272,132	280,030
Office equipment	684,295		91,065	6	775,354	424,921		51,690	6	476,605	298,749
Furniture and fittings	1,388,063		95,821	-	1,483,884	983,366		73,836	-	1,057,202	426,682
Vehicles	9,656				9,656	8,456		1,200	-	9,656	0
Total	19,981,442	2,829,972	1,098,033	53,248	18,196,255	13,142,079	2,373,453	702,878	53,248	11,418,256	6,777,999
Add: Construction in progress											3,247,021
Total	19,981,442	2,829,972	1,098,033	53,248	18,196,255	13,142,079	2,373,453	702,878	53,248	11,418,256	10,025,020

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The following table presents the changes in property, plant and equipment during the year ended March 31, 2019

(Rupees in Thousands)

	Cost				Accumulated depreciation
Particulars	As at April 1, 2018	Additions	Disposals	As at March 31, 2019	As at April 1, 2018	Depreciation for the year	Deletions	As at March 31, 2019	Carrying amount as at March 31, 2019
Building	2,301,987	135,700	-	2,437,687	639,622	83,538	-	723,160	1,714,527
Plant and machinery	12,293,776	1,723,910	73,267	13,944,419	9,017,370	872,318	72,683	9,817,005	4,127,414
Computer equipment	1,407,816	120,371	10,865	1,517,322	1,006,370	189,606	10,805	1,185,171	332,151
Office equipment	601,793	82,636	134	684,295	346,024	79,031	134	424,921	259,374
Furniture and fittings	1,250,834	146,401	9,172	1,388,063	864,935	127,603	9,172	983,366	404,697
Vehicles	9,656	-	-	9,656	6,056	2,400	-	8,456	1,200
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	6,839,363
Add: Construction in progress									1,796,649
Total	17,865,862	2,209,018	93,438	19,981,442	11,880,377	1,354,496	92,794	13,142,079	8,636,012

Leased assets

As at September 30, 2019 the opening net carrying amount of buildings and plant and machinery acquired under finance leases as per IAS 17 ₹ 162,387 and ₹ 294,133 respectively had been regrouped to Right of Use assets on account of implementation of IFRS 16 - Leases.

Construction in progress

Amounts paid towards acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment that are not ready to be put into use are disclosed under construction-in-progress.

5.	Intangible assets

Intangible assets comprise the following:

	September 30, 2019	March 31, 2019
Goodwill	14,595	14,595
Other intangible assets	664,497	561,924
	679,092	576,519

(i) Goodwill

The following table presents the changes in goodwill during the half year/year ended

	September 30, 2019	March 31, 2019
Balance at the beginning of the period	14,595	14,595
Net carrying amount of goodwill	14,595	14,595

The amount of goodwill as at September 30, 2019 and March 31, 2019 has been allocated to the Applications Integration Services segment.

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(ii) Other intangibles

The following table presents the changes in intangible assets during the half year ended September 30, 2019 and year ended March 31, 2019.

	Bandwidth Capacity	Software	License fees	Total
(A) Cost
Balance as at April 1, 2018	642,391	855,403	73,000	1,570,794
Acquisitions during the year	41,943	131,481	-	173,424
Disposals during the year	-	-	-	-
Balance as at March 31, 2019	684,334	986,884	73,000	1,744,218
Acquisitions during the period	52,054	159,155	-	211,209
Disposals during the period	-	-	-	-
Balance as at September 30, 2019	736,388	11,46,039	73,000	1,955,427

(B) Amortization
Balance as at April 1, 2018	304,289	667,582	31,006	1,002,877
Amortization for the year	63,055	113,837	2,525	179,417
Impairment loss on intangibles	-	-	-	-
Balance as at March 31, 2019	367,344	781,419	33,531	1,182,294
Amortization for the period	33,626	73,685	1,325	108,636
Impairment loss on intangibles	-	-	-	-
Balance as at September 30, 2019	400,970	855,104	34,856	1,290,930

(C) Carrying amounts
As at March 31, 2019	316,990	205,465	39,469	561,924
As at September 30, 2019	335,418	290,934	38,144	664,497

Intangible assets that were fully impaired/amortised were removed from the block.

6.	Cash and cash equivalents

Cash and cash equivalents as at September 30, 2019 amounted to ₹ 1,034,433 (March 31, 2019: ₹ 1,934,918). This excludes cash-restricted of ₹ 340,213 (March 31, 2019: ₹ 313,057), representing deposits held under lien against working capital facilities availed and bank guarantees given by the Group towards future performance obligations.

(a) Restricted cash

Non current	September 30, 2019	March 31, 2019	September 30, 2018	March 31, 2018
Against future performance obligation	-	-	-	-
Current
Bank deposits held under lien against borrowings / guarantees from banks / Government authorities	340,213	313,057	269,062	296,275
Total restricted cash	340,213	313,057	269,062	296,275
(b) Non restricted cash
Current
Cash and bank balances	1,034,433	1,934,918	1,196,687	1,991,846

Total cash (a+b)	1,374,646	2,247,975	1,465,749	2,288,121
Bank overdraft used for cash management purposes	(986,039)	(1,553,203)	(2,331,184)	(2,121,537)
Less: Non current restricted cash	-	-	-	-
Cash and cash equivalents for the statement of cash flows	(388,607)	694,772	(865,435)	166,584

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7.	Lease prepayments

	September 30, 2019	March 31, 2019
Towards land and buildings*	-	1,322,748
	-	1,322,748

* Opening carrying value of Lease prepayments as at April 1, 2019: ₹ 1,322,748 paid for acquiring leasehold rights of land for construction of Data Centers has been regrouped to Right of Use assets.

7A.	Right of Use Assets

Following are the changes in the carrying value of Right of use assets for the six months ended September 30, 2019:

	Category of ROU asset
Particulars	Land	Building	P&M	IRU	Total
Balance as of April 1, 2019	1,409,557	1,748,560	294,133	617,545	4,069,795
Additions	-	-	-	-	-
Deletions	-	-	-	-	-
Depreciation	(8,878)	(129,896)	(40,822)	(42,778)	(222,374)
Translation difference	-	-	-	-	-
Balance as of September 30, 2019	1,400,679	1,618,664	253,311	574,767	3,847,421

7B.	Lease liability

Following is the breakup of Current and Non-current lease liabilities as on September 30, 2019

Particulars	Amount
Current Liabilities	317,133
Non-Current Liabilities	1,364,966

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Following is the movement in lease liabilities during the six months ended September 30, 2019:

Particulars	Amount
Balance as of April 1, 2019	1,801,068
Additions	-
Finance cost accrued during the period	79,064
Deletions	-
Payment of lease liabilities	(198,033)
Translation difference	-
Balance as of September 30, 2019	1,682,099

The weighted average incremental borrowing rate applied to lease liabilities as at April 1, 2019 is 9.5%

The table below provides details regarding the contractual maturities of lease liabilities on undiscounted basis as of September 30, 2019

Particulars	Amount
Less than one year	286,694
One to five years	817,717
More than five years	2,245,511
Total	3,349,922

Rental expenses recorded on short-term leases amounts to 112,931.

8A.	Trade and other receivables

Trade and other receivables comprise:

	September 30, 2019	March 31, 2019
(i) Trade receivables, net	10,664,506	10,003,960
(ii) Other receivables including deposits	2,032,886	2,623,480
(iii) Construction contract related accruals	-	-
	12,697,392	12,627,440

Trade receivables consist of:

	September 30, 2019	March 31, 2019
Other trade receivables	11,095,428	10,276,431
	11,095,428	10,276,431
Less: Allowance for doubtful receivables	(430,922)	(272,471)
Balance at the end of half year/year	10,664,506	10,003,960

The activity in the allowance for doubtful accounts receivable is given below:

	September 30, 2019	March 31, 2019
Balance at the beginning of the period	272,471	209,217
Add : Additional provision, net	175,000	536,290
Less : Bad debts written off	(16,549)	(473,036)
Balance at the end of half year/year	430,922	272,471

Financial assets included in other receivables	51,712	69,513

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8B.	Contract Balances

The following table provides information about receivables, contract assets and contract liabilities from the contracts with the customers

Particulars	September 2019		March 2019
Trade Receivables		10,664,506		10,003,960
Contract Assets – Unbilled Revenue		38,932		33,634
Contract liabilities – Deferred Income
Current contract liabilities	1,848,951		1,333,802
Non current contract liabilities	831,111		1,022,385
Total Contract liabilities – Deferred Income		2,680,062		2,356,187

The following table provides the movement in contract assets (unbilled revenue) for the period ended September 30, 2019

Particulars	Rs.
Balance as of April 1, 2019	33,634
Add: Revenue recognized during the period	52,287
Less: Invoiced during the period	47,571
Add: Translation gain or (loss)	582
Balance as of September 30, 2019	38,932

The following table provides the movement in contract liabilities (Deferred Income) for the period ended September 30, 2019

Particulars	Rs.
Balance as of April 1, 2019	2,376,865
Less: Revenue recognized during the period	(7,056,282)
Add: Invoiced during the period but revenue not recognised	7,356,199
Add: Translation gain or (loss)	2,336
Balance as of September 30, 2019	2,679,118

8C.	Contract Cost and Amortisation

Costs to fulfil customer contracts are deferred and amortized over the contract period. For the period ended September 30, 2019 the Group has capitalised Rs.77,334 and amortised Rs.78,953 There was no impairment loss in relation to the capitalised cost.

Incremental costs of obtaining a contract are recognised as assets and amortized over the contract period. The Group recognises incremental cost of obtaining a contract as an expense when incurred if the amortisation period of the asset that the entity otherwise would have recognised is one year or less.

9.	Employee benefits

	September 30, 2019	March 31, 2019
Gratuity payable	146,674	119,610
Compensated absences	55,947	51,201
	202,621	170,811

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Gratuity cost

The components of gratuity cost recognized in the income statement for the quarter and half year ended September 30, 2019 and 2018 consists of the following:

	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Half year ended September 30, 2019	Half year ended September 30, 2018

Service cost	6,371	5,264	12,962	11,370
Interest cost	2,519	2,400	4,968	4,732
Interest income	(444)	(595)	(876)	(1,173)
Net gratuity costs recognized in statement of income	8,446	7,069	17,054	14,929

Details of employee benefit obligation and plan asset are as follows:

	September 30, 2019	March 31, 2019
Present value of projected benefit obligation at the end of half year/ year	165,572	145,108
Funded status of the plans	(18,898)	(25,498)
Recognized (asset) / liability	146,674	119,610

The following table set out the status of the gratuity plan:

Change in defined benefit obligation	September 30, 2019	March 31, 2019
Projected benefit obligation at the beginning of half year/ year	145,108	131,687
Service cost	12,962	25,936
Interest cost	4,968	9,606
Remeasurements - Actuarial (gain) / loss	9,016	(5,267)
Benefits paid	(6,482)	(16,854)
Projected benefit obligation at the end of half year/ year	165,572	145,108

Change in plan assets	September 30, 2019	March 31, 2019
Fair value of plan assets at the beginning of the period	25,498	32,567
Interest income	846	2,381
Remeasurements – return on plan assets excluding amounts included in interest income	(995)	(2,596)
Employer contributions	31	10,000
Benefits paid	(6,482)	(16,854)
Fair value of plan assets at the end of the period	18,898	25,498

Actuarial Assumptions at reporting date:

	As at September 30, 2019	As at March 31, 2019
Discount rate	6.45% P.a	6.95% P.a
Long-term rate of compensation increase	7.00% P.a	7.00% P.a
Expected long term rate of return on plan assets	7.00% P.a	7.00% P.a
Average future working life time	4.37 years	4.37 years

The Group assesses these assumptions with the projected long-term plans of growth and prevalent industry standards.

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Remeasurement of defined benefit plans recognised in other comprehensive income

The amount gains and losses on remeasurement of defined benefit plans recognized directly in other comprehensive income for the half year ended September 30, 2019 and 2018 are as follows:

	Half year ended September 30, 2019	Half year ended September 30, 2018
Gain or (loss) on remeasurement of defined benefit plans	10,011	10,208
	10,011	10,208

Historical information

	Half year ended September 30, 2019	Half year ended September 30, 2018
Experience adjustment on plan liabilities - (loss)/gain	5,198	4,840
Impact of change in assumptions on plan liabilities - (loss)/gain	3,821	6,332
Experience adjustment on plan assets - (loss)/gain	(995)	(964)
Demographic assumptions	(3)	-
	10,011	10,208

10.	Revenue

	Quarter ended		Half year ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Rendering of services

Service revenue	5,108,530	3,926,466	9,877,415	7,869,155
Installation service revenue	112,778	793,905	360,631	1,299,915
	5,221,308	4,720,371	10,238,046	9,169,070
Sale of products	585,766	788,979	1,086,726	1,023,078
Total	5,807,074	5,509,350	11,324,772	10,192,148

Note :1. Revenue disaggregation as per business segment and geography has been included in segment information (See Note 15).

Note :2 Performance obligations and remaining performance obligations

The Group has applied the practical expedient provided in the standard and accordingly not disclosed the remaining performance obligation relating to the contract where the performance obligation is part of a contract that has an original expected duration of one year or less and has also not disclosed the remaining performance obligation related disclosures for contracts where the revenue recognized corresponds directly with the value to the customer of the entity's performance completed to date.

The following table provides revenue expected to be recognised in the future related to performance obligation that are unsatisfied (or partially satisfied) at the reporting date.

To be recognised	Rs.
Within one year	358,098
One to three years	170,605
Three years or more	49,369

11.	Cost of goods sold and services rendered

Cost of goods sold and services rendered information is presented before any depreciation or amortization that is direct and attributable to revenue sources. The Group’s asset base deployed in the business is not easily split into a component that is directly attributable to a business and a component that is common / indirect to all the businesses. Since a gross profit number without depreciation and amortization does not necessarily meet the objective of such a disclosure, the Group has not disclosed gross profit numbers but disclosed all expenses, direct and indirect, in a homogenous group leading directly from revenue to operating income.

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12.	Personnel expenses

	Quarter ended		Half year ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Salaries and wages	750,081	679,988	1,442,757	1,313,388
Contribution to provident fund and other funds	41,804	39,400	79,829	75,165
Staff welfare expenses	6,342	5,153	16,292	13,995
Employee Stock compensation expense	14,467	634	14,822	2,283
	812,694	725,175	1,553,700	1,404,831

Attributable to Cost of goods sold and services rendered	396,242	346,500	765,270	643,340
Attributable to selling, general and administrative expenses	416,452	378,675	788,430	761,491

13.	Financial income and expense

	Quarter ended		Half year ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Interest income on bank deposits	7,717	6,510	15,071	9,157
Others	4,082	2,596	153,366	13,790
Finance income	11,799	9,106	168,437	22,947
Interest expense on financial lease liabilities	(61,530)	(4,805)	(89,668)	(8,577)
Bank charges	(30,635)	(26,164)	(56,120)	(52,548)
Other interest	(180,436)	(1,53,756)	(346,887)	(270,986)
Finance expense	(272,601)	(184,725)	(492,676)	(332,111)
Net finance expense recognised in profit or loss	(260,802)	(175,619)	(324,239)	(309,164)

14.	Earnings per share

The calculation of basic earnings per share for the quarter and half year ended September 30, 2019 is based on the earnings attributable to ordinary shareholders:

	Quarter ended		Half year ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Net profit – as reported	190,971	252,654	407,168	453,713

Weighted average number of shares – Basic	179,157,005	150,561,839	179,150,710	150,561,839
Basic earnings per share	1.07	1.68	2.27	3.01

Weighted average number of shares – Diluted	180,354,675	152,582,469	180,672,756	152,582,469
Diluted earnings per share	1.06	1.66	2.25	2.97

Note 1:	During the year ended March 31, 2011, 125,000,000 ordinary shares were issued to the existing promoter group on a private placement basis. As at September 30, 2019, these shares were partly paid up to the extent of ₹ 7.75 (March 31, 2018 : ₹ 7.75) per share.

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15.	Segment reporting

The operating segments of the Company are as follows:

Telecom centric services: Domestic data, international data, wholesale voice, Hubbing and network managed services;

Data Center centric IT services

Data Center services:  Co-location services ;

Cloud and managed services: IT infra services, IT transformation services, remote and onsite infrastructure management services and delivery platforms;

Technology integration services: Data Center build, network integration, information security, end user computing and collaborative tools and solutions;

Applications integration services: Application development and maintenance, application testing, mobility solutions, eLearning, portals, tools, process and automation.

The Chief Operating Decision Maker (“CODM”), i.e., the Board of Directors and the senior management, evaluate the Group’s performance and allocate resources to various strategic business units that are identified based on the products and services that they offer and on the basis of the market served. The measure of profit / loss reviewed by the CODM is “Earnings/loss before interest, taxes, depreciation and amortization” also referred to as “segment operating income / loss”. Revenue in relation to segments is categorized based on items that are individually identifiable to that segment.

Bandwidth costs, which form a significant part of the total expenses, are allocated to Network Services. Manpower costs of Technology resources rendering services to support Infrastructure operations, Managed services and Application services, are allocated to specific operating segments. The Group believes that the resulting allocations are reasonable.

Certain expenses, such as depreciation, technology infrastructure and administrative overheads, which form a significant component of total expenses, are not allocable to specific segments as the underlying services are used interchangeably. Management believes that it is not practical to provide segment disclosure of these expenses and, accordingly, they are separately disclosed as “unallocated” and adjusted only against the total income of the Group.

A significant part of the fixed assets used in the Group’s business are not identifiable to any of the reportable segments and can be used interchangeably between segments. As a result, the measures of segment assets and liabilities are not regularly reviewed by the CODM and hence disclosures relating to segment assets and liabilities have not been provided.

The Group’s operating segment information for the quarter ended September 30, 2019 and 2018 and half year ended September 30, 2019 and 2018, are presented below:

Quarter ended September 30, 2019

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	3,113,658	927,095	457,747	757,778	550,821	2,693,441	5,807,099
Allocated segment expenses	(2,327,043)	(489,317)	(380,605)	(718,027)	(480,710)	(2,068,659)	(4,395,702)
Segment operating income	786,615	437,778	77,142	39,751	70,111	624,782	1,411,397
Unallocated expenses:
Selling, general and administrative expenses							(358,703)
Depreciation and amortization							(527,430)
Other income							15,397
Finance income							11,799
Finance expenses							(272,600)
Profit before tax							279,859
Income tax (expense)/benefit							(88,887)
Profit for the period							190,971

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Half year ended September 30, 2019

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	6,327,331	1,745,582	767,489	1,597,372	887,026	4,997,469	11,324,800
Allocated segment expenses	(4,787,790)	(977,351)	(696409)	(1,484,077)	(822,386)	(3,980,223)	(8,768,013)
Segment operating income	1,539,541	768,231	71080	113,295	64,640	1,017,246	2,556,787
Unallocated expenses:
Selling, general and administrative expenses							(642,304)
Depreciation and amortization							(1,033,636)
Other income							43,645
Finance income							168,437
Finance expenses							(492,676)
Profit before tax							600,253
Income tax (expense)/benefit							(193,085)
Profit for the period							407,168

Quarter ended September 30, 2018

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	2,695,159	785,501	351,342	1,112,376	564,972	2,814,191	5,509,350
Allocated segment expenses	(2,174,797)	(485,223)	(291,826)	(994,157)	(497,219)	(2,268,425)	(4,443,222)
Segment operating income	520,362	300,278	59,516	118,219	67,753	545,766	1,066,128
Unallocated expenses:
Selling, general and administrative expenses							(320,694)
Depreciation and amortization							(383,679)
Other income							66,514
Finance income							9,106
Finance expenses							(184,725)
Profit before tax							252,650
Income tax (expense)/benefit							4
Profit for the period							252,654

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Half year ended September 30, 2018

		Data center-centric IT services
	Telecom- centric Services (A)	Data center Services (i)	Cloud and Managed Services (ii)	Technology Integration Services (iii)	Applications Integration Services (iv)	Total (B)= (i)+(ii)+(iii)+(iv)	Total (C) = (A) + (B)
Segment revenue	5,547,493	1,509,733	673,859	1,544,152	916,911	4,644,655	10,192,148
Allocated segment expenses	(4,204,263)	(936,873)	(553,022)	(1,439,796)	(976,530)	(3,906,221)	(8,110,484)
Segment operating income	1,343,230	572,860	120,837	104,356	(59,619)	738,434	2,081,664
Unallocated expenses:
Selling, general and administrative expenses							(648,440)
Depreciation and amortization							(770,588)
Other income							100,237
Finance income							22,947
Finance expenses							(332,111)
Profit before tax							453,709
Income tax (expense)/benefit							4
Profit for the period							453,713

16.	Capital commitments

Contracts pending to be executed on capital account as at September 30, 2019 amounting to ₹ 4,980,904 (March 31, 2019 :₹ 3,157,693).

17.	Legal proceedings

a)	Proceedings before Department of Telecommunications

(i)	License fees

•	On October 12, 2009 (as later clarified by the DoT), the Department of Telecommunications (‘DOT’) raised a demand on Sify Technologies for ₹ 14,000 after correcting the arithmetical error in the assessment letter.

•	On February 26, 2010 DOT raised a demand on Sify Communications (erstwhile subsidiary merged with Sify Technologies Limited) for ₹ 26,000.

The above demands were made by the DoT on the premise that all amounts of income (whether direct or indirect) including certain items like other income, interest on deposits, gain on foreign exchange fluctuation, profit on sale of assets & provision written back, that have not got anything to do with telecom operations of the Company or arise in connection with the Telecom business of the Company, are to be considered as income for the purpose of calculation of the license fee. The Company has replied suitably on the above demand notice.

On a related matter, the service providers had approached TDSAT (the ‘Tribunal’) on what items of income are liable for calculation of license fee and what all items of income on which license fees are not liable to be paid. The Tribunal by its order dated April 23, 2015 held that revenue from sale of scrap, treasury income etc are to be included as part of AGR. The Tribunal has also passed an order asking DOT to levy at most nominal amount as token penalty with interest if permissible at the lower rates. The Company had approached Honourable High Court of Madras (Court) in 2013 by filing a writ petition prohibiting Department of Telecommunications (DOT) from levying license fee on non-licensed activities. An interim order was passed by the Court restraining DOT from recovering license fee in respect of non- telecom activities for the writ petition filed in 2013. Also, the Group has received notices for earlier years from DoT claiming Licence fee on the total Income (including income from Non-Licensed activities). The Group has replied to these notices stating that licence fees are not payable on income from non-licensed activities. The Group believes that it has adequate legal defences against these notices and that the ultimate outcome of these actions may not have a material adverse effect on the Group's financial position and result of operations.

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On October 24, 2019, the Supreme Court of India upheld the DOT’s broader definition of adjusted gross revenue, or AGR, on which the DOT levies its revenue sharing fees.  Under the DOT’s definition, AGR now includes revenue from non-core telecom operations such as rent, dividend and interest income, and foreign exchange gains.  As described above, Sify has previously challenged the DOT’s definition of AGR, and the High Court issued an interim order  restraining the DOT from levying fees on revenues associated with non-licensed activities.  This matter is still pending before the High Court, and Sify believes that the exclusion of revenues from non-licensed activities and different lines of business from AGR differs from revenue items addressed by the Supreme Court.  Although Sify does not believe that the Supreme Court’s decision should have an impact on the ongoing proceedings in the High Court, there can be no assurance that this will be the case or that the High Court’s decision will not be unfavorable to Sify resulting in higher DOT revenue sharing fees.

b)	(ii) The present licence for ISP under Unified License issued by DOT on June 2, 2014 provides for payment of Licence fee on pure internet services. However, the Group through Internet Service Providers Association of India (ISPAI) challenged the said clause before TDSAT and has not made payment in this regard. TDSAT passed a stay order on DOT from charging the Licence fee on pure internet services. The group has appropriately accounted for any adverse effect that may arise in this regard in the books of account.

c)	The Company is party to additional legal actions arising in the ordinary course of business. Based on the available information as at March 31, 2019, the Company believes that it has adequate legal defenses for these actions and that the ultimate outcome of these actions will not have a material adverse effect. However, in the event of adverse judgment in all these cases, the maximum financial exposure would be ₹ 91,628 (March 31, 2019: ₹ 91,628)

d)	The Company has received an order passed under section 7A of the Employees Provident Fund & Miscellaneous Provisions Act, 1952 from Employees Provident Fund Organization (EPFO) claiming provident fund contribution aggregating to ₹ 6,432 on special allowances paid to employees. The company has filed a writ petition before High court of Madras and obtained the stay of demand. In Feb 2019, the Supreme Court held, in a similar case, that Special allowances paid by the employer to its employee will be included in the scope of basic wages and subject to provident fund contribution. However, the Supreme Court has not fixed the effective date of order.

18.	Related parties

The following is a summary of significant transactions with related parties during the half year ended September 30, 2019 and September 30, 2018:

Transactions	Half year ended September 30, 2019	Half year ended September 30, 2018
Consultancy services received	150	150
Lease rentals paid (See notes below)	3,734	2,268
Dividend paid	155,400	151,114
Security Deposits paid	3,000	-
Amount of outstanding balances
Advance lease rentals and refundable deposits made (See note below)	5,600	2,558
Outstanding balances [(Payables)/receivables]	820	3,163

Notes:

•	During the year 2011 -12, the Company had entered into a lease agreement with M/s Raju Vegesna Infotech and Industries Private Limited, the holding Company, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 75 (Rupees Seventy Five Thousand Only) per month. Subsequently, the Company entered into an amendment agreement with effect from April 1, 2013, providing for automatic renewal for a further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

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•	During the year 2011 - 12, the Company had also entered into a lease agreement with M/s Raju Vegesna Developers Private Limited, a Company in which Mr. Ananda Raju Vegesna, Executive Director of the Company and Mr. Raju Vegesna, Chairman and Managing director of the Company exercise significant influence, to lease the premises owned by it for a period of three years effective February 1, 2012 on a rent of ₹ 30 (Rupees Thirty Thousand Only) per month. The agreement provides for the automatic renewal for further period of two blocks of 3 years with an escalation of 15% on the last paid rent after the end of every three years.

•	During the year 2010-11, the Company had entered into a lease agreement with Ms. Radhika Vegesna, daughter of Mr. Ananda Raju Vegesna, Executive Director of the company, to lease the premises owned by her for a period of three years effective June 1, 2010 on a rent of ₹294 (Rupees Two Ninety Four Thousand Only) per month and payment of refundable security deposit of ₹2,558. This arrangement will automatically be renewed for a further period of two blocks of three years with all the terms remaining unchanged. During the current year, lease agreement got renewed for a period of three years effective June 1, 2019 on a rent of ₹556 (Rupees Five hundred and fifty six Thousand Only) per month and payment of refundable security deposit of ₹5,560.

19.	Financial Instruments

Financial instruments by category:

The carrying value and fair value of financial instruments by each category as at September 30, 2019 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	1,374,646	-	-	1,374,646	1,374,646
Other assets		318,725	-	-	318,725	318,725
Trade receivables	8	10,664,506	-	-	10,664,506	10,664,506
Other receivables		54,707	-	-	54,707	54,707
Other investments		198,918	-	1,710	200,628	200,628
Liabilities
Bank overdraft	6	986,039	-	-	986,039	986,039
Finance lease liabilities		-	-	-	-	-
Lease liabilities	7	16,82,099	-	-	16,82,099	16,82,099
Other liabilities		32,453	-	-	32,453	32,453
Borrowings from banks		5,067,249	-	-	4,966,831	4,966,831
Borrowings from others		2,359,042	-	-	2,441,199	2,441,199
Trade and other payables		7,520,829	-	-	7,520,829	7,520,829
Derivative financial liabilities		-	(3,452)	-	(3,452)	(3,452)

The carrying value and fair value of financial instruments by each category as at March 31, 2019 were as follows:

Particulars	Note	Financial assets/ liabilities at amortised costs	Financial assets / liabilities at FVTPL	Financial assets / liabilities at FVTOCI	Total carrying value	Total fair value
Assets
Cash and cash equivalents	6	2,247,975	-	-	2,247,975	2,247,975
Other assets		347,189	-	-	347,189	347,189
Trade receivables	8	10,003,960	-	-	10,003,960	10,003,960
Other receivables		69,513	-	-	69,513	69,513
Other investments		192,929	-	1,710	194,639	194,639
Liabilities
Bank overdraft	6	1,553,203	-	-	1,553,203	1,553,203
Finance lease liabilities		96,879	-	-	96,879	96,879
Other liabilities		172,423	-	-	172,423	172,423
Borrowings from banks		4,217,112	-	-	4,217,112	4,217,112
Borrowings from others		2,441,199	-	-	2,441,199	2,441,199
Trade and other payables		7,442,360	-	-	7,442,360	7,442,360
Derivative financial liabilities		-	5,066	-	5,066	5,066

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Fair value measurements:

The details of assets and liabilities that are measured on fair value on recurring basis are given below:

	Fair value as at September 30, 2019			Fair value as at March 31, 2019
	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets
Derivative financial assets	-	-	-	-	-	-
Liabilities
Derivative financial liabilities – loss on outstanding forward/options contracts	-	-	(3,784)	-	-	4,585
Derivative financial liabilities - loss on outstanding cross currency swaps	-	-	-	-	-	-
Derivative financial liabilities - loss on outstanding interest rate swaps	-	-	333	-	-	481

•	Level 1 – unadjusted quoted prices in active markets for identical assets and liabilities.
•	Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices).
•	Level 3 – unobservable inputs for the asset or liability
o	Loss on cross currency swaps are valued using present value of cash flows from the swap contract estimated using swap rates calculated from respective countries’ yield curves.

20.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

•	Credit risk
•	Liquidity risk
•	Market risk

The Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework. The Board of Directors have established a risk management policy to identify and analyze the risks faced by the Group, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management systems are reviewed periodically to reflect changes in market conditions and the Group’s activities. The Group Audit Committee oversees how management monitors compliance with the Group’s risk management policies and procedures, and reviews the risk management framework. The Group Audit Committee is assisted in its oversight role by Internal Audit. Internal Audit undertakes reviews of risk management controls and procedures, the results of which are reported to the Audit Committee.

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Credit risk: Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s trade receivables, treasury operations and other activities that are in the nature of leases.

Trade and other receivables

The Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. Management considers that the demographics of the Group’s customer base, including the default risk of the industry and country in which customers operate, has less of an influence on credit risk. The Group is not exposed to concentration of credit risk to any one single customer since the services are provided to and products are sold to customers who are spread over a vast spectrum. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the credit worthiness of the customers to which the Company grants credit terms in the normal course of the business.

Cash and cash equivalents and other investments

In the area of treasury operations, the Group is presently exposed to counter-party risks relating to short term and medium term deposits placed with public-sector banks, and also to investments made in mutual funds.

Guarantees

The Group’s policy is to provide financial guarantees only to subsidiaries.

The Chief Financial Officer is responsible for monitoring the counterparty credit risk, and has been vested with the authority to seek Board’s approval to hedge such risks in case of need.

Liquidity risks: Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation. Typically the Group ensures that it has sufficient cash on demand to meet expected operational expenses, servicing of financial obligations. In addition, the Group has concluded arrangements with well reputed Banks, and has unused lines of credit that could be drawn upon should there be a need. The Company is also in the process of negotiating additional facilities with Banks for funding its requirements.

Market risk: Market risk is the risk of loss of future earnings or fair values or future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign exchange rates and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including foreign currency receivables and payables. The Group is exposed to market risk primarily related to foreign exchange rate risk (currency risk), interest rate risk and the market value of its investments. Thus the Group’s exposure to market risk is a function of investing and borrowing activities and revenue generating and operating activities in foreign currencies.

Currency risk: The Group’s exposure in USD, Euro and other foreign currency denominated transactions gives rise to Exchange Rate fluctuation risk. Group’s policy in this regard incorporates:

•	Forecasting inflows and outflows denominated in US$ for a twelve-month period
•	Estimating the net-exposure in foreign currency, in terms of timing and amount
•	Determining the extent to which exposure should be protected through one or more risk-mitigating instruments to maintain the permissible limits of uncovered exposures.
•	Carrying out a variance analysis between estimate and actual on an ongoing basis, and taking stop-loss action when the adverse movements breaches the 5% barrier of deviation, subject to review by Audit Committee.

21.	Issue of shares on a private placement basis to the existing promoter group

On August 4, 2010, the Board of Directors of the company approved the issuance, in a private placement, of up to an aggregate of 125,000,000 of the company’s equity shares, par value Rs.10 per share (“Equity shares”) at a discount compared to market value of, for an aggregate purchase price of ₹ 4,000,000, to a group of investors affiliated with the company’s promoter group, including entities affiliated with Mr Raju Vegesna, the company’s Chief Executive Officer and Managing Director and Mr Ananda Raju Vegesna, Executive Director and brother of Mr Raju Vegesna (the “Offering”). The company’s shareholders approved the terms of the Offering at the Company’s Annual General Meeting held on September 27, 2010.

On October 22 2010, the company entered into a Subscription Agreement with Mr Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the Offering. In pursuance of the Agreement, the company issued and allotted 125,000,000 equity shares to M/s Raju Vegesna Infotech and Industries Private Limited (“RVIIPL”), a promoter group company. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company.

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On August 14, 2011, the company received a letter from RVIIPL expressing its intention to transfer the above partly paid shares to its wholly owned subsidiary M/s Ramanand Core Investment Company Private limited (“RCICPL”). The company, on August 26, 2011, registered such transfer of partly paid shares in the name of RCICPL.

On September 7, 2011, the parties entered into an amendment to the Subscription Agreement (the “Amendment”) extending the validity of the agreement period to September 26, 2013. This Amendment provides the Board of Directors of the Company with additional time to call upon the purchasers to pay the balance money, in accordance with the terms of the Subscription Agreement.

As of September 30, 2019, entities affiliated with our CEO, Chairman and Managing Director, Raju Vegesna, beneficially owned approximately 85.98% of our outstanding equity shares.

22.	Group entities

The following are the entities that comprise the Group as at September 30, 2019 and March 31, 2019:

Particulars	Country of incorporation	% of Ownership interest
Significant subsidiaries		September 30, 2019	March 31, 2019
Sify Technologies (Singapore) Pte. Ltd	Singapore	100	100
Sify Technologies North America Corporation	USA	100	100
Sify Data and Managed Services Limited	India	100	100
Sify Infinit Spaces Limited	India	100	100

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Item 2. Information on the Company

Sify Business Model

Drawing from the Company’s vision statement, we endeavour to provide the entire eco-system of ICT services. In doing so, we have to accede to the demands of both the traditional Telecom and IT services markets.

The first few years of growth of the IT and Telecom industries were driven primarily in garnering maximum market share and an enviable roster of blue chip clients. With changing dynamics and demands of the market, the two industries have to find a middle ground to retain and expand the market. It was the time of convergence and the perfect fertile ground for our services.

Until 2012, our primary strategy was to invest in infrastructure and being ready before the market cycle demanded our services. Once we attained critical mass, we shifted focus to packaging our products and practices as tangible offerings to the market.

In Sify 3.0, we have restructured our business segments of 5 distinct lines of business in two broad categories,

1)	Telecom centric services
2)	Data Center centric IT services

Telecom Centric Services

a)	Telecom services

Having invested heavily in building among India’s best last mile network services, it was time to scale the utilization through cross alignment with traditional telecom players who were looking to expand our markets to Tier II and Tier III cities and towns and also to IT players who wished to leverage the cost benefits of relocating to Tier II towns.

We do this by leveraging our state-of-the art last mile wireless connectivity and the dense spread of network. Enterprise customers who seek to utilise the network have the choice of being connected to the Data Center, of their choice or any one of our Data Centers. Today, this multi-mode, multi-mesh network connects 45 of India’s Data Centers; a fact that endorses the quality of our offering and our network presence

Our network, reaches over 1,650 cities and towns with more than 3000 Points of Presence and 110,000 links, thus making us the largest MPLS network in India.

Data Center centric IT Services

a)	Data Center services

Right from our first Data Center at Vashi, Mumbai in 2000, we have invested in the top of the line technologies across all our networks with every new data center taking the game forward. The Sify SDA (Sify Data Center Architecture) 4.0 is an IP that has found acceptance in the several Data Centers that we have built for our customers.

These DCs also offer a multitude of Value Added services over the traditional notion of basic collocation and Opex driven storage solutions. With approximately 0.2 million square feet coverage today including the new Data Centers, we are among the largest to offer Data Center space in the market

b)	Cloud and Managed services

The last few years saw the emergence of Cloud or virtual storage as a tangible product offering. Several emerging enterprises saw the benefits of buying-space-as-you-go as against investing in Capex loaded infrastructure. The advent of this business was the quality of high class networks and promise to remotely store your data immaterial of where it was connected from and plugging into it when the enterprises chose to. This eliminated the need for cumbersome server monitoring and the associated cost of ownership.

In order to offer the best-of-breed services, we chose to tie up with the leaders in the business like Hp and VMware. Our hosting services are also SAP Gold certified giving the much needed SLAs (Service Level Agreements) to our customers about the level of our offerings.

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c)	Technology Integration services

The nearly two decades spent maturing into India’s premier ICT player has led to building an enviable knowledge bank of integrating, monitoring, maintaining and upgrading every facet of service as demanded by a quickly converging market.

Sify offers turnkey solutions to clients who are new to both technology and technology refreshes. We do this by leveraging our homegrown expertise in design, implementation and maintenance to deliver end-to-end managed IT services across datacenter, network and security.

As described, this business takes the knowledge developed from building Network architecture, Unified Communication and Unified Access, Collaborative tools, Data Center build, Virtualization, LAN and WAN Architecture and End Point Security and offers them as a complete solution package to customers.

This business is also responsible for Sify bringing in some of the biggest deals of the year, for grounds-up technology refresh for some of India’s biggest private and Government clients.

d)	Applications Integration services

As with every industry major who chose to offer IT and Managed services, Applications were also demanded by several of our clients. While we chose not to be a core Software player, we do enable the integration of multiple technologies and platforms and the cross breeding of existing ones.

This way, the clients can slowly transition the maturity cycle with their existing application before switching over to newer ones. That said on our services, some of our home grown applications, like Forum and iTest have found favour with a large number of our clientele.

We are looking to strengthen our bouquet of offerings in the years to come.

Strategy

Our vision statement is explicit on our strategy.

We are building a world in which our converged ICT eco-system and our bring-it-on attitude will be the competitive advantage to our customers.

To build a converged ICT eco-system calls for a multidisciplinary approach. While maintaining the tempo of investment in infrastructure, we will, in parallel, strengthen our current offerings of services. The description below provides an explanation on this approach.

•               Cover more of the country with our network, increase the bandwidth support and drive more customer usage. Our network is based on Internet Protocol, or IP, and we are the first Indian service provider to have made our network Multi-Protocol Label Switching (MPLS) compliant. We are also the first IPv6 ready network having laid it down as early as 2000. In the fiscal year 2013-14, we implemented the proprietary CloudCover to connect Data Centers across India with a multi-mode, multi-mesh network. This builds redundancy at multiple levels across the network. This network connects 45 of India’s Data Centers including 6 of our own. To ensure undisrupted high quality service and to achieve cost efficiencies, we have invested in an undersea cable consortium. The capacity went live during the Q1 of 2012-13. We have also leased intercity links from multiple suppliers including BSNL, Bharti, TATA, Railtel and Power Grid Corporation, such that each one of our nodes is accessible from at least two other nodes, if not by two long distance operators. We believe that as the size and capacity of our network infrastructure grows, its structure and national coverage will create economies of scale. Being vendor neutral, we are able to procure bandwidth in a cost effective manner.

•               Increase penetration in our existing markets by expanding awareness of the “Sify” brand name to capitalize on our first mover advantage in India. Over time, Sify as a brand has expanded its offerings from the retail broadband segment to the enterprise buyer in India. But as with every brand’s birth, our first offerings gave us the identity as India’s most aggressive internet player. We built on those strengths and with time, have built a complete ecosystem of enterprise offerings.

•               Create pull with newer more efficient technology and hence draw more customers into the Sify fold. In order to transition to being an enterprise player, we began by expanding our bouquet of services in line with market demand. A nascent retail broadband gave rise to data storage and hence our first Data Center was born; at Vashi Mumbai in 2000. As a brand, we have consciously aligned with the best-of-breed technology and benchmarks. Hence, right from our first Data Center, all our subsequent ones were also concurrently maintainable. Our managed services bouquet has been a mix of home grown applications and offerings through tie ups with industry leaders like Hp, VMware, Akamai, SAP etc.

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•               Expand the bouquet of services and cater to an audience that does not mind paying a premium and hence realise better margins. As competition heats up in the IT and Telecom sector, there will be a squeeze on our margins for the traditional offerings. Hence it is imperative to create a segment of premium paying customers who see value in the differential on their services. We will also continuously expand our service offerings and expand into a broader geographical domain. We actively spread to Tier II and III cities much before we had customers there. This helped us to demonstrate a robust working model of our services in geographically challenged places as and when the demand arose.

•               Expand our customer distribution channels through strategic alliances to take advantage of the sales and marketing capabilities of our strategic partners. Each of our business delivers a certain level of legitimacy when aligned with the industry leaders. Most MNCs see this as a comfort factor and a reassurance of global standards that they have enjoyed. So, whether it is Telecom business aligning with international carriers, our DC business being concurrently maintainable and assured by the best of the global standards, our Managed services having tied up with leaders like HP, VMware, SAP, Hitachi etc. or Applications Integration services or our content delivery assurance with Akamai under our technology integration services ambit, the assurance is the same; global standards, local deliverance. On the delivery front, this doubles our marketing strength while allowing for a cross selling of products and services to both the partner’s audiences.

•               Pursue selective strategic investments, alliances and acquisitions to expand our customer base, increase utilization of our network and add new technologies to our service mix. India's financial nerve center, Mumbai has long been a focus of our expansion plans given the concentration of enterprise players. That, along with a stable administration and power supply, well developed suburbs, and a native market was responsible for us launching our 6th DC at Rabale, near Navi Mumbai. All along, we have invested ahead of the demand curve across all our services. That said, the focus has also been to add value by partnering with the best of breed technology companies. Towards that, our hosting services are now SAP certified giving us the incentive/fillip to pitch it to discerning enterprise customers. Content delivery for enterprise customers was underlined with our partnership with the world leaders, Akamai. We will continue to pursue opportunities to grow both organically and inorganically, in our endeavor to spread into newer geographies.

•               Expand into international markets for providing managed network services. We are now at a crucial phase in our growth. Over the years, we have built a substantial knowledge house of services and they are ready to be delivered to clients beyond India’s borders. We are actively pursuing an agenda of tying up with international IT majors and taking these strengths to customer worldwide, starting with North America. Our in-house IP services like eLearning are already being offered to multiple geographies in the US and Europe.

Service Offerings

Telecom Service . These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in a submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

Our connectivity clients can pick from a range of services; namely the following.

•	SecureConnect (TM) is our comprehensive offering of secure, reliable and scalable IPVPN solutions that meet both mission- critical data networking and converged voice, video and data connectivity needs. It offers a variety of intranet and extranet configurations for connecting offices, remote sites, traveling employees and business partners, whether in India or abroad. Our platform of services includes:

•	SiteConnect (TM) which offers site-to-site managed MPLS-enabled IPVPN solutions for securely connecting regional and large branch offices within India to the corporate Intranet.

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•	GlobalSite Connect (TM) , an international site-to-site managed MPLS-enabled IPVPN solution, is used for securely connecting international branch offices to the corporate offices. It provides connectivity anywhere in the world through Sify’s alliances and partnerships with global overseas service providers such as Level 3, KDDI, and PCCW Global to name a few.

•	ExpressConnect (TM) , which offers a premium range of high-performance Internet bandwidth solutions for connecting regional offices, branch offices and remote locations to the corporate network. These solutions complement our SiteConnect range of MPLS enabled IPVPN solutions, provide high-speed bandwidth in those situations where basic connectivity and cost are the top concerns.

•	RoamConnect (TM) is our national and international remote access VPN, which is used for securely connecting employees, while they are traveling, to the corporate intranet. Roam Connect features “single number access” to SifyNet from anywhere in the country and provides access from anywhere in the world through Sify’s alliances with overseas service providers.

•	PartnerConnect (TM) is our remote access VPN offering, for providing secure and restricted dial-up access to business partners such as dealers, distributors and suppliers to the corporate extranet.

•	CleanConnect(TM) which provides managed and secured internet connectivity to customers.

•	Managed DDoS which offers protection from DDoS attack to corporate customers.

•	Managed WLAN provides managed Wi-Fi solutions offering connect devices to the network of the customer and the internet at customer locations.

Data Center services . We operate 7 Data Centers of which four are located in Mumbai (Bombay), one each at Noida (Uttar Pradesh), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and managed services.  Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run..

Our remote and onsite infrastructure Management services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services:   Our myriad mix of solutions gives us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client interacts with a singular service provider saving them both implementation and documentation efforts.

Our suite of conferencing tools consist of audio and video solutions; most differentiating among being that the video solution in partnership with a world leader, does not require a room conferencing solution thereby arming the modern enterprise with real time data straight from the markets.

Applications Integration services: Our range of web-applications include sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems.

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Our Applications Integration services operates two of India’s biggest online portals, www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

•	The finance channel of Sify http://sify.com/finance/ covers the entire spectrum of equity markets, business news, insurance, mutual funds, loans, SME news and a host of paid and free financial services.

•	The sports channel http://sify.com/sports/ covers the entire gamut of Indian and international sports with special focus on cricket.

•	The food channel www.bawarchi.com focuses on Indian recipes and cooking and is especially popular among non-resident Indians (NRIs) audiences with over 90% of its content being user generated

•	Our NRI news portal, www.samachar.com focuses on Indian news and allows NRIs to stay connected to India by aggregating news from across all popular newspapers and other news portals. This portal provides a range of news in English and five Indian languages. Apart from Samachar we have another India targeted news channel http://sify.com/news which offers national and international general, political and offbeat news.

•	Movies channel on Sify http://sify.com/movies is one of the key channels which offer updates from Bollywood/ Hollywood and all regional film industries. The content includes movie reviews, industry news, video galleries, photo galleries, downloads (photos) etc.

•	Games channel of Sify http://games.sify.com offers multiple scoring and non scoring games. Games include cricketing games, racing games, football specific games.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, digital certification services and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data & access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management. On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

Corporate Customers

Our base of corporate customers spread across information technology enabled services (ITES), banking financial services and Insurance (BFSI), publishing, retail, pharmaceuticals and manufacturing. The reorganisation of our business has helped us expand our customer base to over 10,000+ customers to date. This is not inclusive of customers who have brought piece-meal services from us. A good number of these customers have matured from our initial set of offerings like Network and Data center services. With the launch of our cable landing station, we are able to cater to international carriers as well as domestic voice and data players. Our alliance with world leaders across our other services is giving us the opportunity to extend our services to customers of our alliance partners.

The Company does not currently anticipate that it will serve markets in, or have any contacts with, Sudan, Iran or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State. As of the date of this Report, the Company has not provided into Iran, Sudan, or Syria, or any other countries which are designated as state sponsors of terrorism by the U.S. Department of State directly or indirectly, any products, equipment, software, technology, information or support, and has no agreements, arrangements, or other contacts with the governments of those countries or entities they control.

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Customer Service and Technical Support

The implementation of the single UAN for all enterprise customers across India has centralised all customer enquiries to one point, thus enabling us to pour resources and efforts into a single minded endeavour. We support both telephonic and email interactions from our clients and support for enterprise services is 24x7.

Sales and Marketing

From a business standpoint, we have 5 different lines of business. But on the sales front, the entire team is trained to upsell and cross sell across the entire bandwidth of services. We believe this is essential and imperative given the space for bundling of our services. The 471 person sales team caters to the demand of enterprises and the growing SMB market.

Technology and Network Infrastructure

Geographic coverage: Our network today reaches more than 1,650 towns and cities and between them have more than 110,000 links. This network is completely owned giving us complete control on the technology, traffic and speed over them. These points of presence, or primary nodes, reside at the core of a larger Internet protocol network with a star and meshed topology architecture thereby building in redundancy at every point and translating into minimum or no downtime for customers.

Today we offer the following services to our enterprise and consumer customers using our network.

•	Internet access services,
•	IP/ MPLS virtual private networks,
•	Internet based voice services
•	Layer 1/Layer 2 networks
•	Data center/Cloud Interconnections

Each point of presence contains data communications equipment housed in a secure facility owned, leased or operated on an infrastructure co-location basis by our Company. The last mile connecting to the customer can be a leased line, ISDN or point-to-multipoint radio link which we have licensed from the Wireless Planning Commission. We also use certain frequency radios, which do not require an operating license, in some locations. Our larger corporate customers access the point of presence directly through leased lines or wireless links.

Network Architecture : We ensure network reliability through several methods and have invested in proven technologies. We use routers to route traffic between nodes interconnected using a high speed interface. Most of our applications and network verification servers are manufactured by IBM, Sun and Hewlett-Packard.

The primary nodes on the backbone network are connected by multiple high-speed fiber optic lines that we lease from long distance operators. The secondary nodes are connected by lower speed leased lines. A number of nodes are accessible from at least two other nodes, if not, by two long distance operators, allowing us to reroute traffic in the event of failure on one route. We reduce our exposure to failures on the local loop by usually locating our points of presence within range of service providers switching equipment and purchasing connectivity from multiple providers. To further maximize our network uptime, we are almost completely connected on fiber optic cables to the switching points of our service providers from our POPs.

In addition to a fundamental emphasis on reliability and security, our network design philosophy has focused on compatibility, interoperability, scalability and quality of service. We use Internet protocol with Multi Protocol Label Switching, or MPLS, to transmit data, thus ensuring that our network is completely interoperable with other networks and systems and that we may port any application onto our network. The modular design of our network is fully scalable, allowing us to expand without changing the network design or architecture.

Network Operations Center: We maintain a network operation center located in Chennai (Madras) and a backup facility in Mumbai (Bombay). The Chennai facility houses our central network servers as well as our network staff who monitors network traffic, service quality and equipment at all our points of presence to ensure a reliable Internet service. These operation centers are staffed 24-hours-a-day, seven-days-a-week. We have backup power generators and software and hardware systems designed to prevent network downtime in the event of system failures. In the future, we may add additional facilities to supplement or add redundancy to our current network monitoring capability.

Data Center Infrastructure. We operate seven Internet Data Centers, four in Mumbai, one each at Chennai and Bangalore and the latest one at Noida near Delhi. We offer managed hosting, security and infrastructure management services from these facilities. These data centers are completely integrated with our IP / MPLS network which provides seamless connectivity for our customers from their premise to their applications hosted in the Data Centers. The Data Centers conform to the concurrently maintainable standards to cater to the security consideration of our customer servers. We intend to invest in additional Data Centers, and are currently building a world class data center at Hyderabad.

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Competition

Given our wide spread of services, our competition is also long and varied. As the markets in India for corporate network/data services, Internet access services and online content develop and expand, we will continue to see the entry of newer competitors and those with deeper pockets.

Individually, we will see competition intensify from established players like Reliance, TATA Communications and Bharti for telecom services, Ctrl S, Reliance and Net Magic for Data Centers, proprietary leaders like IBM and localized players like Ramco for Cloud services, traditional software majors like Infosys, HP, Wipro and TCS for Applications Integration services and large entities like Reliance and TCS for our Technology Integration services.

Item 3. Management’s Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion of the financial condition and results of operations of our Company should be read in conjunction with the Unaudited Condensed Consolidated Interim Financial Statements and the related condensed notes included elsewhere in this report and the audited financial statements and the related notes contained in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019. This discussion contains forward-looking statements that involve risks and uncertainties. For additional information regarding these risks and uncertainties, please see the section in our Annual report captioned “Risk Factors.”

Overview

Sify is among the largest integrated ICT solutions and services companies in India, offering end-to-end solutions with a comprehensive range of products delivered over a common data network infrastructure reaching more than 1650 cities and towns in India. This telecom network today connects 49 client Data Centers across India, including Sify’s own 7 Data Centers across the cities of Chennai, Mumbai, Delhi and Bengaluru.

Sify is ISO 9001:2008 certified for enterprise sales, provisioning, support and customer relationship management of ICT solutions and services including VPN, network, voice, Data Center hosting, integration services, security services and managed services. Sify has been certified in SSAE16 - SOC2 Type II for Cloud Infrastructure. Sify has licenses to operate NLD (National Long Distance) and ILD (International Long Distance) services and offers VoIP backhaul for international carriers. With the Sify cable landing station and partnerships with submarine cable companies globally, Sify is present in almost all the spheres of the ICT eco system.

The company has an expanding base of managed services customers, both in India and overseas, and is India’s first enterprise managed services provider to launch a Security Operations Center (SOC) to deliver managed security services. Sify develops applications and offers services to improve business efficiencies of its current and prospective client bases. Sify also offers services in the specialized domains of eLearning, both in India and globally. The business also operates two of the most popular Internet portals in India, Sify.com and Samachar.com.

Telecom services

These primarily consist of network service which addresses the domestic connectivity needs of Indian enterprises and international inward and outward connectivity needs of international enterprises. We do this by leveraging our national Tier 1 IPv6 network infrastructure. The services include a comprehensive range of Internet protocol based Virtual Private Network, offerings, including intranets, extranets and remote access applications to both small and large corporate customers. There is a strong focus on industry verticals such as IT/ITES (IT enabled services), banking and financial services industry (BFSI), Government, manufacturing, pharmaceutical and FMCG. We were one of the first service providers in India to provide MPLS-enabled IPVPN’s on our entire network. We have entered into a strategic partnership with leading Telcos for providing last mile connectivity to customers. Our entire network is MPLS enabled with built in redundancy with world class design and service standards. We have built a stack of managed services for our network customers, like managed WLAN, managed DDoS and security solutions. We have built a carrier neutral internet exchange in India in partnership with Amsterdam Internet Exchange.

Our cable landing station and our investment in submarine cable consortium are our other assets that we extend to our International partners for their international inward and outward connectivity needs. Our cable landing station currently lands 2 major submarine cables; namely Gulf Bridge International (GBI) and the Middle Eastern and North African cable (MENA).

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Data Center services

We operate 7 Data Centers of which four are located in Mumbai (Bombay) and one each at Noida (UP), Chennai (Madras) and Bengaluru, which are designed to act as reliable, secure and scalable facilities to host mission-critical applications. We offer co-location services which allow customers to bring in their own rack-mountable servers and house them in shared racks or hire complete racks, and even rent ‘secure cages’ at the hosting facility as per their application requirements. We also offer a wide variety of managed hosting services, such as storage, back-up and restoration, performance monitoring and reporting hardware and software procurement and configuration and network configuration.

Cloud and managed services

Our on-demand hosting (cloud) services offers end-customers with the best in class solutions to enterprises. We have joined the global program of two world majors and offer their suite of on-demand cloud services giving them the option to “rent” software licenses on a monthly “pay as you go” basis. This model is aimed at helping Indian companies, both large and small, to safely tap computing capacity inside and outside their firewalls to help ensure quality of service for any application they want to run.

Our remote and onsite infrastructure managed services provides continuous proactive management and support of customer operating systems, applications and database layers through deploying specialized monitoring tools and infrastructure experts to ensure that our customers’ infrastructure is performing optimally.

Our innovative SLA driven utility-based On-Demand storage service manages the complete lifecycle of enterprise information, from its inception to its final disposal. The fully managed, utility based, On-Demand, scalable storage platform is powered by global major in Data Systems. Sify's On-Demand storage service reduces the complexities of deploying and managing multiple storage tiers, and lowers operational costs by automating management with flexible need based pricing.

Technology Integration services

Our mix of solutions give us the scope to band and extend any or all of these services in multiple formats and scales for client who wish to rest their entire infrastructure with us. Clients get the benefit of our accumulated knowledge base and technical expertise across all points of the ICT spectrum. In terms of cost, these translate into better cost efficiencies. In terms of monitoring, the client need to interact with a singular service provider saving them both implementation and documentation efforts.

Applications Integration services

Our range of web-applications includes sales force automation, supply chain management, intranet and extranets, workflow engine and knowledge management systems and from practices of Industry standard applications like SAP, Oracle and Microsoft.

Our applications integration services operates two of India’s biggest online portals,  www.sify.com and www.samachar.com, that function as principal entry points and gateway for accessing the Internet by providing useful web-related services and links. We also offer related content sites specifically tailored to Indian interests worldwide and launched the services on mobile applications.

Sify.com provides a gateway to the Internet by offering communication and search tools such as email, chat, travel, online portfolio management and channels for personal finance, astrology, lifestyle, shopping, movies, sports and news.

We offer value-added services to organizations such as website design, development, content management, Online assessment tools, search engine optimization, including domain name management, secure socket layer (SSL) certificate for websites, and server space in required operating system and database. We provide state of the art messaging and collaboration services and solutions such as e-mail servers, LAN mail solutions, anti-spam appliances, bulk mail services, instant messaging, and also offer solutions and services to enable data and access security over the Internet. We also provide infrastructure-based services on demand, including on-line testing engine and network management, Digital certification services, On-line testing services include test management software, required servers and proctored examination facilities at Sify’s franchisee points. On-line exam engine offered allows a secure and flexible way of conducting examinations involving a wide range of question patterns.

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Revenue

Telecom services

These primarily include revenue from connectivity services, NLD/ILD services and to a lesser extent, revenues from the installation of the connectivity link. In certain cases, these elements are sold as a package consisting of all or some of the elements. We sell hardware and software purchased from third party vendors to our high value corporate clients. Our connectivity services include IPVPN services, Internet connectivity and last mile connectivity (predominantly through wireless). We provide these services for a fixed period of time at a fixed rate regardless of usage, with the rate for the services determined based on the type of service and capacity provided, scope of the engagement and the Service Level Agreement, or SLA. We provide NLD (National Long Distance) and ILD (International Long Distance) services and carry voice traffic for Inter-connect Operators. Revenue is recognized based upon metered call units of voice traffic terminated on our network. The Company offers retail voice services in partnership with Skype Communications, S.a.r.l. This service comprises sale of voice credits and subscriptions.

Data Center services

Revenue from Data Center services include revenue from co-location of space, racks, caged racks and on usage of power from large contracts. The contracts are mainly fixed rate for a period of time based on the space or the racks used and usage revenue is based on consumption of power on large contracts.

Cloud and managed services

Revenue from Cloud and managed services are primarily from Cloud and on demand storage, domestic managed services and international managed services. Contracts from Cloud and on demand storage are primarily fixed and for a period of time. Revenues from domestic and international managed services are comprised of value added services, operations and maintenance of projects and from remote infrastructure management. Contracts from this segment are fixed and could also be based on Time and Material (T&M).

Technology integration services (TIS)

Revenue from TIS are comprised of DC build services, network integration and security services. Contracts under TIS are based on completion of projects and could also be based on T&M.

Applications integration services

Revenue from applications integration services are comprised of Online Assessment, Web development, supply chain solutions, content management, digital certification services and from practices on industry standard applications like SAP, Oracle and Microsoft. Contracts are primarily fixed in nature for a period of time and also could be based on T&M.

Expenses

Cost of goods sold and services rendered

Telecom services

Cost of goods sold and services rendered for the corporate network/data services division consists of telecommunications costs necessary to provide services and cost of goods in respect of communication hardware and security services sold, commission paid to franchisees and cable television operators, the cost of voice termination for voice and VoIP services and other direct costs. Telecommunications costs include the costs of international bandwidth procured from TELCOs and are required for access to the Internet, providing leased lines to our points of presence, the costs of using third-party networks pursuant to service agreements, leased line costs and costs towards spectrum fees payable to the Wireless Planning Commission or WPC for provision of spectrum to enable connectivity to be provided on the wireless mode for the last mile. Other costs include cost incurred towards our Annual Maintenance Contract (AMC) and the cost of installation in connectivity business. In addition, the Government of India levies an annual license fee of 8% of the adjusted gross revenue generated from IP-VPN services and voice services under the Unified license.

Data Center services

Cost of goods sold and services rendered for the Data Center services consists of cost of electrical power consumed, cost of rental servers offered to customers and cost of licences used to provide services.

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Cloud and managed services

Cost of goods sold and services rendered for the Cloud and managed services consists of cost of licences in providing services, cost of billable resources in case of international managed services, third party professionals engaged in providing services, associate costs of the delivery teams and cost of operations of DC build BOT projects.

Technology integration services

Cost of goods sold and services rendered consists of cost of hardware and software supplied for DC build projects, cost of security hardware and software supplied and cost of hardware and software procured for System integration projects .

Applications integration services

Cost of goods sold and services rendered consists of professionals charges payable to domain specialists and subject matter experts, cost of billable associates of e-learning business, cost of digital certificates and platform usage, cost of operating in third party facility for online assessment including invigilator costs and cost of procuring and managing content for the websites and other direct costs for the revenue streams.

Selling, general and administrative expenses

Selling, general and administrative expenses consists of salaries and commissions for sales and marketing personnel, salaries and related costs for executive, financial and administrative personnel, sales, marketing, advertising and other brand building costs, travel costs, and occupancy and overhead costs.

Depreciation and amortization

We depreciate our tangible assets on a straight-line basis over the useful life of assets, ranging from three to eight years and, in the case of buildings, 28 years. Undersea cable capacity is amortised over a period of 12 years and other intangible assets with finite lives are amortised over three to five years.

Impairment

The carrying amounts of the Group’s non-financial assets, other than inventories and deferred tax assets are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, the recoverable amount is estimated each year at December 31.

The recoverable amount of an asset or cash-generating unit is the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (the “cash-generating unit”). The goodwill acquired in a business combination, for the purpose of impairment testing, is allocated to cash-generating units that are expected to benefit from the synergies of the combination. Corporate assets for the purpose of impairment testing are allocated to the cash generating units on a reasonable and consistent basis.

An impairment loss is recognized if the carrying amount of an asset or its cash-generating unit exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the units and then to reduce the carrying amount of the other assets in the unit or group of units on a pro rata basis.

Inventories

Inventories comprising traded hardware and software are measured at the lower of cost (determined using first-in first-out principle) and net realizable value. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and selling expenses.

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Deferred tax

Deferred tax is recognized using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss, and differences relating to investments in subsidiaries and associates to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill, as the same is not deductible for tax purposes. Deferred tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously. Deferred Tax assets in respect of deductible temporary differences are recognised only to the extent of deferred tax liabilities on taxable temporary differences. MAT credit entitlement has been recognised as a deferred Tax asset.

Deferred tax arising on investments in subsidiaries and associates is recognized except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred taxation arising on the temporary differences arising out of undistributed earnings of the equity method accounted investee is recorded based on the management's intention. If the intention is to realize the undistributed earnings through sale, deferred tax is measured at the capital gains tax rates that are expected to be applied to temporary differences when they reverse. However, when the intention is to realize the undistributed earnings through dividend, the Group’s share of the income and expenses of the equity method accounted investee is recorded in the statement of income, after considering any taxes on dividend payable by the equity method accounted investee and no deferred tax is set up in the Group's books as the tax liability is not with the group.

Results of Operations

The following table sets forth certain financial information as a percentage of revenues:

	Quarter ended September		Half year ended September
	2019	2018	2019	2018
	%	%	%	%
Revenues	100	100	100	100
Cost of goods sold and services rendered	62	63	63	62
Other income/(expense)	0	1	0	1
Selling, general and administrative expenses	20	24	20	24
Depreciation and amortization expenses	9	7	9	8
Profit from operating activities	9	8	8	7
Finance income	0	0	1	0
Finance expenses	5	3	4	3
Net finance income/(expense)	(5)	(3)	(3)	(3)
Income tax benefit / (expense)	(2)	0	(2)	0
Net profit for the year	3	5	4	4

Results of quarter ended September 30, 2019 compared to quarter ended September 30, 2018

The growth in our revenues in fiscal 2019 from fiscal 2018 is given below:

				(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change
Revenues	5,807	5,509	298	5%

We have achieved a revenue of ₹ 5,807 Million ($82 Million), an increase of ₹ 298 Million ($4 Million) over the same quarter previous year. The increase is primarily contributed by revenue from Telecom services, Data Center Services, and Cloud and managed services

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The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Quarter ended September 2019	Quarter ended September 2018	Quarter ended September 2019	Quarter ended September 2018	Growth
Telecom Services	3,114	2,695	54%	49%	16%
Data Center Services	927	786	16%	14%	18%
Cloud and Managed Services	458	351	8%	6%	30%
Technology Integration Services	757	1,112	13%	20%	-32%
Applications Integration Services	551	565	9%	11%	-3%
Total	5,807	5,509	100%	100%	5%

Revenue from telecom service increased by ₹419 million ($5.93 million) primarily due to (i) increase in revenue of ₹291 million ($4.12 million) from connectivity services, contributed by a net increase in number of links with existing and new customer engagements and (ii) increase in revenue of ₹128 million ($1.81 million) in voice services, which is attributable to increase in revenue from ILD & hubbing business by ₹147 million ($2.07 million) due to volume increase, and this increase is offset by a decrease in revenue of ₹19 million ($0.26 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 141 Million ($2.00Million) on account of new contracts and higher capacity utilisation by existing customers.

Revenue from Cloud and managed services has increased by ₹107 Million ($1.51 Million) due to increase in revenue of ₹22 Million ($0.32 Million) from Cloud services, contributed by new customer engagements and infrastructure managed services by ₹10 Million ($0.14 Million) due to customer churn and increase in revenue from domestic managed services by ₹75 Million ($1.05 Million).

Revenue from technology integration services has decreased by ₹ 355 Million ($5.02 Million). This is on account of closure of large projects in systems integration and security services executed last year.

Revenue from applications integration services has decreased by ₹ 14 Million ($0.20 Million), represented by (i) an increase in revenue from online examination by ₹ 183 Million ($2.59 Million), (ii) an increase in revenue from eLearninig services by ₹ 26 Million ($0.37 Million), (iii) an increase in revenue from Forum business by ₹ 9 Million ($0.12 Million). These increases in revenue are offset by a decrease (i) in revenue from Web Services by ₹17 Million ($0.24 Million), (ii) in revenue from sale of licenses by ₹ 29 Million ($0.41 Million), and (iii) in revenue from digital certification services by ₹186 Million ($2.63 Million).

Other income

The change in other income is as follows:

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change

Other Income	15	67	(52)	(78)%

Other income has decreased by ₹ 52 million ($0.74 Million). The decrease is primarily on account of decrease in rental income by ₹ 21 million ($0.61 Million) and decrease in other miscellaneous income during the period by ₹ 34 million ($0.49 Million) compared to the same period in the previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change

Telecom services	1,994	1,739	255	15%
Data Center Services	390	356	34	10%
Cloud and Managed Services	209	137	72	53%
Technology Integration Services	619	962	(343)	-36%
Applications Integration Services	365	270	95	35%
Total	3,577	3,464	113	3%

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The cost of goods sold increased by 3% on overall basis, the movement in COGS is explained in detail below:

	(Rupees in million)
	Quarter Ended September 30, 2019	Quarter Ended September 30, 2018	Change	% Change
Network Costs	1,584	1,359	225	17%
Revenue share	176	159	17	10%
Cost of Hardware / Software	785	1,081	-296	-27%
Power costs	374	349	25	7%
Direct Resources costs	396	347	49	14%
Other direct costs	262	169	93	54%
Total	3,577	3,464	113	3%

Network cost comprises cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth cost increased by ₹51 Million ($0.73 Million) due to capacity increase and increase in links, and IP termination costs increased by ₹174 Million ($2.46 Million) on account of increase in minutes.

Revenue share cost comprises of revenue share payable to DOT on ILD, NLD and other services. Increase in revenue share is on account of increase in revenue from licensed services.

The decrease in cost of hardware and software expenses is on account of closure of large projects in systems integration and security services executed last year

Power costs comprises of electricity cost incurred in our data center. Increase in the cost is on account of increase in power utilisation by customers.

Direct resources costs are comprised of (i) the cost of resources deployed on the network infrastructure delivery (iii) resources involved in delivery of application services (ii) cost of billable resources associated with the eLearning and infrastructure managed services. These resource costs have increased by ₹49 Million ($0.70 Million) on account of new recruitments.

Other direct costs are comprised of link implementation and maintenance charges for the telecom services, onetime costs for data center services for on boarding new customers, platform costs for Cloud storage, direct cost of application services, digital certificate platform costs, content costs, delivery costs of application services, subject matter experts for international business. The increase in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹62 Million ($0.88 Million), (ii) increase in execution of online examination project by ₹57 Million ($0.78 Million), (iii) marginal increase in other direct costs of the Data Center of ₹ 10 Million ($0.14 Million) and the above increase was partially offset by a decrease in maintenance charges of Telecom Services by ₹ 36 Million ($0.51 Million)

We are continuously seeking cost efficiencies and process optimization to maximize the return.

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Selling, General and Administrative expenses

Selling, general and administrative expenses of the Company are set forth as follows:

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	Change (%)
Operating Expenses	275	270	5	2%
Selling & Marketing Expenses	29	34	-5	-14%
Associate Expenses	512	494	18	4%
Other Indirect Expenses	239	265	-26	-10%
Provision for doubtful debts and advances	115	210	-95	-45%
Forex (gain) / loss	8	26	-18	-68%
Total	1,178	1,299	-121	-9%

Operating costs includes rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased marginally by ₹5 million on account of increase in repairs and maintenance and network operating cost.

Selling and Marketing costs consist of, selling commission payable to sales partners, discounts payable to customers, incentive to salesmen and marketing and promotion costs. Selling & Marketing cost have decreased on account of reduction in advertisement costs and decrease in channel partner commission.

Associate expenses, consists of the annual cost of the employees who are part of the Sales and marketing function, Business development, General management and support services. Associate expenses marginally increased by ₹18 million during the quarter compared to previous quarter.

Other Indirect expense consist of cost of facilities, electricity charges incurred on facilities, travel cost, Legal charges, professional charges, communication and others. The reduction in Indirect Expenses is due to cost optimisation.

Provision for Doubtful debts consists of the charge on account of the provisions created during the year against doubtful debtors. The decrease in Provision for Doubtful debts are on account of prudent provisioning of debtors.

Forex(gain)/Loss incurred is ₹8 million, which is due to the forex rate fluctuation compared to the previous quarter.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change
Depreciation and amortization	527	384	143	37%
As a percentage of carrying value	4%	5%

There increase in the depreciation due to implementation of IFRS 16 Leases.

Profit from operating activities

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change
Operating profit	541	428	113	26%
As a percentage of revenue	9%	8%

Operating profit as a % has increased over the previous year same quarter due to higher utilisation of assets and mix of revenue.

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Finance income/expense

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change
Finance Income	12	9	3	33%
Finance expense	(273)	(185)	88	48%
Net finance expense	(261)	(176)	85	48%

The increase in finance income is due to increase in Interest income from bank deposits. The increase in finance expenses is primarily on account of implementation of IFRS 16 Leases ₹57 Million ($0.80 Million) and partially on account of increase in borrowings demanded by increase in business operations, resulting in increased finance expenses.

Net Profit

	(Rupees in million)
	Quarter ended September 30, 2019	Quarter ended September 30, 2018	Change	% Change
Net Profit	191	253	(62)	25%
As a percentage of revenue	3%	5%

Net profit as a % of revenue has decreased over the previous year same quarter due to tax expenses of ₹ 89 Million ($1.26 Million) (previous period - Nil due to set-off of carried forward losses till 2018-19).

Results of half year ended September 30, 2019 compared to half year ended September 30, 2018

Revenues

The growth in our revenues in fiscal 2019 from fiscal 2018 is given below

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Revenues	11,325	10,192	1,133	11%

We have achieved a revenue of ₹ 11,325 Million ($160.22 Million), an increase of ₹ 1,133 Million ($16.02 Million) over same period previous year. The increase is primarily contributed by revenue from Telecom services, Data Center Services, and Cloud and managed services

The revenue by operating segments is as follows:

			(Rupees in million)
	Revenue		Percentage of revenue
	Half year ended September 30, 2019	Half year ended September 30, 2018	Half year ended September 30, 2019	Half year ended September 30, 2018	Growth
Telecom Services	6,327	5,547	56%	54%	14%
Data Center Services	1,746	1,510	15%	15%	16%
Cloud and Managed Services	768	674	7%	7%	14%
Technology Integration Services	1,597	1,544	14%	15%	3%
Applications Integration Services	887	917	8%	9%	-3%
Total	11,325	10,192	100%	100%	11%

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Revenue from telecom services has increased by ₹780 million ($11.03 million) primarily due to increase in revenue of ₹525 million ($7.43 million) from connectivity services, contributed to by a net increase in number of links with existing and new customer engagements and increase in revenue of ₹255 million ($3.60 million) in voice services, which is attributable to increase in revenue from ILD & hubbing business by ₹285 million ($4.03 million) due to volume increase, and this increase is offset by a decrease in revenue of ₹30 million ($0.42 million) from retail voice business.

Revenue from Data Center services has increased by ₹ 236 Million ($3.34 Million) on account of new customer contracts and higher capacity utilisation by customers.

Revenue from Cloud and managed services has increased by ₹94 Million ($1.33 Million) due to increase in domestic managed services by ₹170 Million ($2.41 Million) and is partially offset by decrease in revenue from Cloud services ₹67 Million ($0.95 Million) due to reduction in new customer engagements and decrease in revenue from infrastructure managed services by ₹9 Million ($0.13 Million) due to customer churn.

Revenue from technology integration services has increased marginally by ₹ 53 Million ($0.75 Million). This is on account of one time projects in systems integration and security services.

Revenue from applications integration services has decreased by ₹ 30 Million ($0.42 Million), represented by (i) an increase in revenue from online examination by ₹ 209 Million ($2.96 Million), (ii) an increase in revenue from eLearninig services by ₹ 38 Million ($0.53 Million), (iii) an increase in revenue from Forum business by ₹ 5 Million ($0.07 Million). These increases in revenue are offset by a (i)decrease in revenue from Web Services by ₹25 Million ($0.35 Million), (ii) decrease in revenue from sale of licenses by ₹ 43 Million ($0.61 Million), (iii) decrease in revenue from digital certification services by ₹210 Million ($2.97 Million) and (iv) decrease in revenue from Content services by ₹4 Million ($0.05 Million).

Other income

The change in other income is as follows:

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change

Other Income	44	100	(56)	56%

Other income has decreased by ₹ 56 million ($0.79 Million). The decrease is primarily on account of decrease in rental income by ₹ 43 million ($0.61 Million) and decrease in other miscellaneous income during the period by ₹ 13 million ($0.18 Million) compared to the same period in the previous year.

Cost of goods sold and services rendered (COGS)

Our cost of goods sold and services rendered is set forth in the following table:

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Telecom services	4,073	3,384	689	20%
Data Center Services	778	695	83	12%
Cloud and Managed Services	383	248	135	54%
Technology Integration Services	1,327	1,312	15	1%
Applications Integration Services	610	642	(32)	-5%
Total	7,171	6,281	890	14%

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The cost of goods sold has increased by 14% on overall basis; the movement in COGS is explained in detail below:

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Network Costs	3,301	2,629	672	26%
Revenue share	342	315	27	9%
Cost of Hardware / Software	1,504	1,542	(38)	-2%
Power costs	740	691	49	7%
Direct Resources costs	765	643	122	19%
Other direct costs	519	461	58	13%
Total	7,171	6,281	890	14%

Network costs are comprised of the cost of bandwidth leased out from TELCOS, Inter connect charges and IP termination costs payable to carriers. Bandwidth costs increased by ₹ 295 Million ($4.17 Million) due to capacity upgradation and newer links; Inter Connect charges and IP termination costs increased by ₹ 377 Million ($1.20 Million) on account of increase in minutes.

Revenue share costs are comprised of revenue share payable to DOT on ILD, NLD and other services. The increase in revenue share is on account of increase in revenue from licensed services.

The decrease in cost of hardware and software expenses is on account of closure of large projects in systems integration and security services executed last year.

Power costs are comprised of electricity costs incurred in our Data center. Increase in the cost is on account of increase in utilisation by customers.

Direct resources costs comprises of (i) the cost of resources deployed on the Network Infrastructure Delivery and resources involved in delivery of application services and (ii) cost of billable resources associated with the eLearning and Infrastructure Managed services. These resource costs have increased by ₹122 Million ($ 1.72 Million) compared to previous period on account of new recruitments.

Other direct costs, comprises of link implementation and maintenance charges for the telecom services, onetime costs for Data Center services for on boarding new customers, platform costs for Cloud storage, direct costs of application services, digital certificate platform costs, content cost, delivery costs of application services, subject matter experts for international business. The increase in other direct costs are due to (i) increase in platform costs for Cloud storage by ₹130 Million ($1.84 Million) and (ii) increase in other direct costs of the Data Center by ₹27 Million ($0.38 Million) and the above increase was partially offset by a (i) decrease in maintenance charges of Telecom Services by ₹95 Million ($1.34 Million) and (ii) marginal decrease in execution of online examination project by ₹5 Million ($0.07 Million),

We seek to continue in the path of achieving cost efficiencies and process optimization to maximize the return.

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Selling, General and Administrative expenses

Selling, General and Administrative expenses of the Company are set forth as follows:

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	Change (%)
Operating Expenses	546	525	21	4%
Selling & Marketing Expenses	68	95	(27)	-29%
Associate Expenses	982	989	(7)	-1%
Other Indirect Expenses	448	509	(61)	-12%
Provision for doubtful debts and advances	175	280	(105)	-38%
Forex (gain) / loss	20	79	(59)	-74%
Total	2,239	2,477	(238)	-10%

Operating costs include rental, repairs and maintenance charges of our network operating centers, base stations and other co-location sites including the rent and maintenance for our Data Centers. Operating costs increased by ₹21 million primarily on account of an increase in repairs and maintenance and network operating cost.

Selling and marketing costs consist of selling commission payable to sales partners, discounts payable to customers, incentives to salesmen and marketing and promotion costs. Selling & marketing costs have decreased on account of cost optimisation in advertisement and marketing costs.

Associate expenses consist of the annual cost of the employees who are part of the sales and marketing function, business development, general management and support services. Associate expenses remained flat compared to previous half year due to churn in the number of associates.

Other indirect expenses consist of cost of facilities, electricity charges incurred on facilities, travel cost, legal charges , professional charges, communication and others. There have been a reduction in other indirect costs by ₹61 million due to cost optimisation.

Provision for doubtful debts consists of the charge on account of the provisions created during the period against doubtful debtors. The decrease in provision for doubtful debts is on account of prudent provisioning of debtors.

Forex(gain)/ loss incurred is ₹20 million, which is due to the forex rate fluctuation compared to the previous quarter.

Depreciation and amortization

Depreciation and amortization is set forth in the table below:

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Depreciation and amortization	1034	771	263	34%
As a percentage of carrying value	7%	10%

The increase in depreciation is primarily on account of implementation of IFRS 16 Leases to the extent of ₹222 Million ($3.14 Million) and partially due to capitalisation of other fixed assets during the period.

Profit from operating activities

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Operating profit	924	763	161	21%
As a percentage of revenue	8%	7%

Operating profit as a % has increased over the previous year same period due to higher utilisation of assets and mix of revenue.

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Finance income/expense

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Finance Income	168	23	145	630%
Finance expense	(493)	(332)	(161)	48%
Net finance expense	(324)	(309)	(15)	5%

The increase in finance income is majorly due to receipt of interest on income tax refund during the period ₹ 146 million ($ 2.06 million) whereas previous year interest on income tax refund was only to the extent of ₹ 8 million ($ 0.11 million), Interest income from bank deposits remained flat in comparison with previous period . The increase in finance expenses is majorly on account of implementation of IFRS 16 Leases by ₹79 Million ($1.12 Million) and on account of increase in borrowings demanded by increase in business operations, resulting in increased finance expenses.

Net Profit

	(Rupees in million)
	Half year ended September 30, 2019	Half year ended September 30, 2018	Change	% Change
Net Profit	407	454	(47)	10%
As a percentage of revenue	4%	4%

Net profit as a % of revenue has decreased over the previous year same period due to tax expenses of ₹ 193 Million ($2.73 Million) (previous period - Nil due to set-off of carried forward losses till 2018-19).

Liquidity and Capital Resources

We have financed our operations largely through cash generated from operations, equity issuance and bank borrowings. Our liquidity requirements are for meeting working capital needs and capital expenditure required to upgrade and maintain our existing infrastructure.

The following table summarises our cash flows for periods presented:

	Half year Ended September 30, 2019	Half year ended September 30, 2018	Half year Ended September 30, 2019
	₹ In million	₹ in million	US $ in million
Net cash from / (used in) operating activities	1,995	563	28
Net cash from / (used in) investing activities	(2,230)	(1581)	(32)
Net cash from / (used in) financing activities	(71)	(22)	(1)
Effect of exchange rate changes on cash and cash equivalents	0	8	0
Net increase / (decrease) in cash and cash equivalents	(306)	(1040)	(4)

As at September 30, 2019 and 2018 we had working capital of ₹ 755 million and ₹ 2,031 million which includes cash and cash equivalents of ₹ 389 million and ₹ 865 million (negative) respectively. Our working capital net of cash and cash equivalents is ₹ 366 million and ₹ 2,896 million as at September 30, 2019 and 2018. We believe that cash from operations, existing lines of credit and capital availability from our promotor group, we have sufficient resources to meet our liquidity requirements.

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Our short term borrowings to finance working capital requirements are primarily financed by cash credit facilities with banks. Borrowings for capital expenditures are financed through capital leases and long term loans. We have foreign currency demand loans which carry lower interest rates compared to Indian Rupee loans, but are subject to exchange fluctuations, due to which there could be an adverse impact on cash outflows.

On October 22, 2010, the company entered into a subscription agreement with Mr. Ananda Raju Vegesna, acting as representative (the “Representative”) of the purchasers in connection with the offering. Pursuant to the terms of this subscription agreement, the company issued and allotted 125,000,000 equity shares to an entity affiliated and controlled by Mr. Raju Vegesna, our CEO, Chairman and Managing Director. In accordance with Indian law, the purchase price is to be paid at such time as determined by Board of Directors of the company. During the fiscal year 2019, the Company has received an aggregate of ₹900 million in connection with this private placement, resulting in an aggregate of ₹ 4,000 million received till date. During the fiscal year 2019, all 125,000,000 shares were fully paid.

We have borrowings of ₹ 8,412 million as of September 30, 2019 out of which ₹ 4,890 million will be repaid within a period of 12 months. Interest outflow on existing borrowings for next year is expected to be ₹ 511 million. We have a utilized working capital facility of ₹ 2,636 million out of limit of ₹ 2,750 million as on September 30, 2019. We have an unutilized funded limit of ₹ 114 as on September 30, 2019.

Our ongoing working capital requirements are significantly affected by the profitability of our operations and we continue to periodically evaluate existing and new sources of liquidity and financing. We are taking steps to improve the cash position to meet our currently known requirements at least over the next twelve months. In light of the highly dynamic nature of our business, however, we cannot assure you that our capital requirements and sources will not change significantly in the future.

Cash and cash equivalents:

Cash and cash equivalents comprise of ₹ 901 million, ₹ 1,066 million, in bank accounts and ₹ 473 million, ₹ 400 million in the form of bank deposits as of September 30, 2019 and 2018, respectively, out of which cash deposits in the form of margin money is restricted for use by us amounting to ₹ 340 million and ₹ 269 million respectively. Balances in foreign currency amount to ₹165 million, ₹245 million as of September 30, 2019 and 2018, respectively.

Net cash generated from operating activities for the half year ended September 30, 2019 was ₹1,995 million ($28.23 million), ₹1,432 million ($ 20.26 million) lower than previous period. This is mainly attributable to cash utilisation during the period, an increase in trade and other receivables of ₹ 1034 million ($ 14.63 million), increase in tax expenses ₹193 million ($ 2.73 million), and an increase in contract assets by ₹5 million ($ 0.07 million) The above utilisation is partially offset by a decrease in employee benefits by ₹ 22 million ($ 0.31 million), an increase in trade and other payables by ₹ 131 million ($ 1.85 million), an increase in contract liabilities by ₹ 368 million ($ 5.20 million) and decrease in inventories of ₹431 million ($ 6.10 million), decrease in deferred contract costs by ₹2 million ($ 0.03 million),.

Net cash generated from operating activities for the half year ended September 30, 2018 was ₹563 million ($7.76 million), ₹ 434 million ($ 5.98 million) lower than previous period. This is mainly attributable to cash utilisation during the period, an increase in trade and other receivables of ₹ 1539 million ($ 21 million), an increase in inventories of ₹960 million ($ 13.23 million), increase in other assets by ₹ 267 million ($ 3.69 million), and an increase in contract assets and deferred contract costs by ₹175 million ($ 2.41 million) and ₹15 million ($ 0.20 million) respectively. The above utilisation is partially offset by a decrease in employee benefits by ₹ 13 million ($ 0.19 million), an increase in trade and other payables by ₹ 1,461 million ($ 20.15 million), and an increase in contract liabilities by ₹ 507 million ($ 6.99 million).

Net cash used in investing activities for the half year ended September 30, 2019 was ₹2,230 million ($31.55 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 2,179 million ($ 30.83 million), additional expenditures on intangibles amounting to ₹211 million ($ 2.99 million). The decrease was partly offset by increase in receipt of finance income by ₹140 million ($ 1.98 million) primarily on account of receipt of interest on Income tax refund and increase in proceeds from the sale of property, plant and equipment by ₹2 million ($ 0.03 million).

Net cash used in investing activities for the half year ended September 30, 2018 was ₹1581 million ($21.79 million), primarily on account of additional expenditures on property, plant and equipment amounting to ₹ 1,482 million ($ 20.43 million), additional expenditures on intangibles amounting to ₹117 million ($ 1.61 million), and a decrease in receipt of finance income by ₹16 million ($ 0.22 million). The decrease was partly offset by ₹2 million ($ 0.33 million) proceeds from the sale of property, plant and equipment.

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Net cash used in financing activities for the half year ended September 30, 2019 was ₹71 million ($1.01 million), This was mainly attributable to proceeds from borrowings by ₹769 million ($10.89 million), proceeds from issue of shares (ESOP) by ₹2 million ($ 0.03 million). The above increase was offset by higher finance expenses by ₹422 million ($ 5.97 million), dividends of ₹224 million ($ 3.27 million) paid during the period, and repayment of lease liabilities by ₹198 million ($ 2.80 million) on account of implementation of IFRS 16 Leases.

Net cash used in financing activities for the half year ended September 30, 2018 was ₹22 million ($0.31 million), This was mainly attributable to proceeds from borrowings by ₹549 million ($7.57 million), proceeds from issue of shares (ESOP) by ₹19 million ($ 0.26 million). The above increase was offset by higher finance expenses by ₹329 million ($ 4.54 million), dividends of ₹218 million ($ 3 million) paid during the period, and repayment of finance lease liabilities by ₹43 million ($ 0.60 million).

Tax Matters

(a) Income tax matters

The statutory corporate income tax rate in India was 30% during fiscal year 2019 and was subject to a 12% surcharge where the taxable total income exceeds ₹ 10 crore (7% where the taxable total income is less than ₹ 10 crores but greater than ₹ 1 crore), 4% health and education cess resulting in an effective tax rate of 34.94%. During Sep 2019, Tax Laws amendment ordinance was passed reducing the corporate tax rates to 22% (excluding surcharge & cess) at the option of corporates & removing Minimum Alternate Tax (MAT - Tax on book profits) for such companies. Nevertheless, corporates will have to forego certain exemptions / deductions such as tax holiday, additional depreciation, deduction for R&D expenditure, etc. if the option of reduced corporate tax rate is exercised. Moreover, since MAT is also not applicable, such companies will have to forego the existing MAT Credit in their books. The amendment also reduced surcharge to 10% from 12% if this option is exercised. Option of lower tax regime exercised once cannot be withdrawn later. Further, the Ordinance also provided that even if lower tax rate is not adopted, rate of Minimum Alternate Tax (MAT) was reduced to 15% from the existing rate of 18.5%. We cannot assure you that the current income tax rate will remain unchanged in the future. We also cannot assure you that the surcharge will be in effect for a limited period of time or that additional surcharges will not be levied by the Government of India.

Up to fiscal 2013, the domestic companies were liable to pay a dividend distribution tax at the rate of 16.22% inclusive of applicable surcharge and education cess. The Finance Act, 2013 has increased the surcharge on the dividend distribution tax from 5% to 10% which resulted in increase in the effective rate of the dividend distribution tax to 16.995% as against 16.22% effective April 1, 2013. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax. The Finance Act, 2014 made an amendment in section 115-O, which requires grossing up of the dividend amount distributed for computing DDT. As a result the effective rate of DDT increased from 16.995% to 19.994% inclusive of surcharge and cess. This was effective from October 1, 2014. Further as a result of increase in rate of surcharge in the Finance Act, 2015, the effective rate of DDT has increased to 20.3576% from 19.994%. However for fiscal year 2019 the Government has proposed to replace existing 3 per cent education cess with a 4 per cent 'Health and Education Cess' resulting in effective tax rate of 20.555%. Further, the Government of India, through Finance Act, 2016, has introduced a tax on dividends accrued to non-corporate resident investors in excess of  ₹ 1 million per annum at the rate of 10% (plus applicable surcharge and education cess). This is in addition to a dividend distribution tax payable by us.  If the effective rate of a dividend distribution tax increases or new forms of taxes on distribution of profits is introduced, the dividend amount receivable by our shareholders after taxes may decrease. Any distributions of additional ADSs or equity shares to resident or non-resident holders will not be subject to Indian tax.

Provisions of the Income Tax Act have been amended effective April 1, 2016 for determination of place of effective management (POEM) of a Company. Accordingly, Section 6(3) was amended to provide that a Company is said to be resident in India in any financial year if it is an Indian Company or its POEM in that year is in India. POEM has been defined to mean a place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance, made.

(b) Goods and Services Tax (GST)

Government of India rolled out Goods and Service Tax (GST) effective from 1st July 2017. GST has subsumed several central, state and local tax laws such as excise duty, service tax, value added tax, central sales tax, entry tax, etc. The GST law prescribes compliance and procedures which are more comprehensive than prior tax laws.

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Off-Balance Sheet Arrangement

We have not entered into any off balance sheet arrangement other than contractual obligations such as operating lease arrangements disclosed below as defined by SEC final rule 67 (FR-67) “Disclosures in Management’s Discussion and Analysis” about off balance sheet arrangements and aggregate contractual obligations.

Contractual obligations

Set forth below are our contractual obligations as at September 30, 2019:

Payments due by period (₹ 000s)
Contractual obligations	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long term debt obligations	5,690,524	2,175,958	2,925,830	588,737	-
Short term borrowings	3,040,065	3,040,065	-	-	-
Lease Liabilities	3,210,178	274,142	416,935	357,631	2,161,469
Purchase obligations	4,980,904	4,980,904	-	-	-

Item 4. Quantitative And Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss of future earnings, to fair values or to future cash flows that may result from a change in the price of a financial instrument. The value of a financial instrument may change as a result of changes in the interest rates, foreign currency exchange rates, commodity prices, equity prices and other market changes that affect market risk sensitive instruments. Market risk is attributable to all market risk sensitive financial instruments including investments, foreign currency receivables, payables and debt. Our exposure to market risk is a function of our investment and borrowing activities and our revenue generating activities in foreign currency. The objective of market risk management is to avoid excessive exposure of our earnings and equity to loss.

Please see Note 36 to the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2019.

Risk Management Procedures

We manage market risk through a corporate treasury department, which evaluates and exercises independent control over the entire process of market risk management. Our corporate treasury department recommends risk management objectives and policies which are approved by senior management and our Audit Committee. The activities of this department include management of cash resources, implementing hedging strategies for foreign currency exposures, borrowing strategies, and ensuring compliance with market risk limits and policies on a daily basis.

Recent Accounting Pronouncements

(i) Standards and interpretations issued but not yet effective

Amendment in IFRS 3 - Business Combinations

In October 2018, the IASB issued amendments to IFRS 3 “Business Combinations” aimed at providing guidance to an entity that determines whether it has acquired a business or a group of assets.” The amendments clarify that to be considered a business, an acquired set of activities and assets must include, at a minimum, an input and a substantive process that together significantly contribute to the ability to create outputs;

o	Narrowed the definitions of a business and of outputs by focusing on goods and services provided to customers and by removing the reference to an ability to reduce costs;
o	Added guidance and illustrative examples to help entities assess whether a substantive process has been acquired;
o	Removed the assessment of whether market participants are capable of replacing any missing inputs or processes and continuing to produce outputs;

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o	Added an optional concentration test that permits a simplified assessment of whether an acquired set of activities and assets is not a business.

The amendments are effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 January 2020. The Group is currently evaluating the impact of these amendments on its consolidated financial statements.

Critical accounting policies

The accounting policies applied by the Group in these Unaudited Condensed Consolidated Interim Financial Statements are the same as those applied by the Group in its Consolidated Financial Statements as at and for the year ended March 31 2018 except for the changes mentioned in note 3 of the consolidated Interim Financial Statements.

Item 5. Controls and Procedures

Disclosure Controls and Procedures

As at September 30, 2019, our management, with the participation of our chief executive officer and chief financial officer, has carried out an evaluation of the effectiveness of our disclosure controls and procedures. The term “disclosure controls and procedures” means controls and other procedures that are designed to ensure that information required to be disclosed in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in our reports that we file or submit under the Securities Exchange Act of 1934, as amended, is accumulated and communicated to management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding our required disclosure. In designing and evaluating our disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well conceived and operated, can only provide reasonable assurance that the objectives of the disclosure controls and procedures are met.

Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of September 30, 2019, our disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC's rules and forms, and that material information related to us is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Changes in internal control over financial reporting

During the half year ended September 30, 2019, there were no changes in our internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Part II. Other Information

Item 1. Legal Proceedings

The company is subject to legal proceedings and claims, which have arisen in the ordinary course of its business. These legal actions, when ultimately concluded and determined, will not, in the opinion of management, have a material effect on the results of operations or the financial position of the Company.

See Note 17 of notes to Unaudited Condensed Consolidated Interim Financial Statements in Part I above and Note 33 of the financial statements included in our Annual Report on Form 20-F for the year ended March 31, 2019.

Item 1A. Risk Factors

For information regarding factors that could affect the Company’s results of operations, financial condition and liquidity, see the risk factors discussion set forth in Item 1A of our Annual Report on Form 20-F for the fiscal year ended March 31, 2019 and the information under “Forward-Looking Statements” included in this Report. There have been no material changes to our Risk Factors from those disclosed in our Annual Report on Form 20-F for the fiscal year ended March 31, 2019.

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Item 2. Unregistered Sale of Equity Securities and Use of Proceeds

None.

Items 3. Defaults upon Senior Securities

None.

Item 4. Mine safety Disclosure

Not applicable.

Item 5. Other Information

None.

Item 6. Exhibits

None.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 19, 2019

SIFY TECHNOLOGIES LIMITED

By:	/s/ MP Vijay Kumar
	Name:	MP Vijay Kumar
	Title:	Chief Financial Officer

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